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03050813

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AOF Energy Trust

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED JUN 03 2003 THOMSON FINANCIAL

FILE NO. 82- 5766 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/28/03

REPORTS TO UNITHOLDERS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the consolidated financial statements and the preparation of all other financial information included in the annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and where applicable, amounts based on management's best estimates and judgment.

Management has established procedures and systems of internal control designed to provide reasonable assurance that assets are safeguarded and that accurate financial information is produced in a timely manner.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and, through its Audit Committee, ensuring that management fulfills its responsibilities for financial reporting. The Audit Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the consolidated financial statements and recommends their approval to the Board of Directors. PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the unitholders of APF Energy Trust, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.





Martin Hislop
Chief Executive Officer

Alan MacDonald
Vice President, Finance

Calgary, Alberta
April 2, 2003

AUDITORS' REPORT

TO THE UNITHOLDERS OF APF ENERGY TRUST

We have audited the consolidated balance sheets of APF Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of operations and accumulated earnings, cash flows and cash distributions and accumulated cash distributions for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta
April 2, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31	2002 $	2001 $
ASSETS		
Current assets		
Cash	950,402	2,042,909
Accounts receivable	21,111,316	9,979,202
Other current assets	2,778,962	2,376,422
	24,840,680	14,398,533
Site restoration fund	783,778	29,389
Goodwill (note 7)	11,475,761	–
Property, plant and equipment (note 5)	260,526,682	183,748,484
	297,626,901	198,176,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	16,943,193	10,024,004
Due to APF Energy Management Inc. (notes 8 and 13)	3,923,164	1,087,685
Cash distribution payable	3,564,891	2,337,582
	24,431,248	13,449,271
Future income taxes (note 12)	39,624,685	29,430,306
Long-term debt (note 8)	88,000,000	59,250,000
Site restoration liability (note 6)	6,227,096	3,637,539
	158,283,029	105,767,116
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 10)	214,405,160	141,068,870
Accumulated earnings	35,588,861	24,224,117
Accumulated cash distributions	(110,650,149)	(72,883,697)
	139,343,872	92,409,290
	297,626,901	198,176,406

Contingencies and commitments (note 16)

Approved on behalf of the Board,



Martin Hislop
Director



Steven Cloutier
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

For the years ended December 31	2002 $	2001 $
Revenue		
Oil and gas	92,344,559	68,038,666
Royalties expense, net of ARTC	(18,707,274)	(13,363,789)
Other	1,676,257	1,885,657
	75,313,542	56,560,534
Expenses		
Operating	19,747,770	13,086,271
General and administrative (note 13)	4,634,877	3,360,236
Management fee (note 13)	1,976,054	1,503,291
Interest on long-term debt	2,833,841	3,047,933
Depletion and amortization	30,200,479	19,778,736
Site restoration	2,087,066	1,292,645
Capital and other taxes	1,901,296	1,172,302
Internalization of management contract (note 8)	7,297,325	–
	70,678,708	43,241,414
Income before income taxes and minority interest	4,634,834	13,319,120
Recovery of future income taxes (note 12)	(7,133,279)	(5,173,528)
Income before minority interest	11,768,113	18,492,648
Minority interest (note 13)	403,369	348,984
Net income	11,364,744	18,143,664
Accumulated earnings – Beginning of year	24,224,117	6,080,453
Accumulated earnings – End of year	35,588,861	24,224,117
Net income per unit – Basic and diluted	0.55	1.44

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net income for the year	11,364,744	18,143,664
Items not affecting cash		
Depletion and amortization	30,200,479	19,778,736
Minority interest	403,369	348,984
Future income taxes	(7,133,279)	(5,173,528)
Internalization of management contract	7,036,629	–
Site restoration	2,087,066	1,292,645
Site restoration expenditures (note 6)	(170,611)	(395,611)
	43,788,397	33,994,890
Net change in non-cash working capital items		
Accounts receivable	(7,993,847)	339,583
Other current assets	(327,747)	(992,615)
Accounts payable and accrued liabilities	6,536,962	(2,412,295)
Due to related party/APF Management	(1,087,685)	401,697
Cash distribution payable	1,227,309	766,923
	(1,645,008)	(1,896,707)
Site restoration fund reserve	(754,389)	(29,389)
Cash distributions	(37,766,452)	(37,310,851)
	3,622,548	(5,242,057)
Investing activities		
Purchase of Alliance Energy Inc.	–	(38,866,268)
Kinwest Acquisition	(17,361,190)	–
Additions to property, plant and equipment	(20,978,686)	(16,224,837)
Purchase of oil and natural gas properties	(28,574,217)	(47,569,698)
Proceeds on sale of properties	10,569,331	6,903,199
Changes in non-cash working capital items – accounts payable	(560,244)	3,957,190
	(56,905,006)	(91,800,414)
Financing activities		
Issue of units for cash	32,250,016	78,394,000
Issue of units for cash upon exercise of stock options	553,982	990,492
Unit issue costs	(1,860,678)	(5,080,804)
Proceeds on issue of long-term debt – net	21,650,000	25,064,445
Distribution to 1% minority interest	(403,369)	(348,984)
	52,189,951	99,019,149
Change in cash during the year	(1,092,507)	1,976,678
Cash – Beginning of year	2,042,909	66,231
Cash – End of year	950,402	2,042,909
Supplemental information (note 15)		

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

For the years ended December 31	2002	2001
	$	$
Oil and gas sales	92,344,559	68,038,666
Other	1,676,257	1,885,657
Gross overriding royalties and lessors' royalties	(7,802,341)	(6,128,274)
	86,218,475	63,796,049
Less		
Operating costs	19,747,770	13,086,271
General and administrative	4,316,930	2,893,732
Management fees	1,976,054	1,503,291
Debt service charges (including interest and principal)	2,833,841	3,047,933
Site restoration fund contribution	925,000	425,000
Capital and other taxes	1,901,296	1,172,302
Capital expenditures funded from cash flow	5,143,562	–
	36,844,453	22,128,529
Income subject to the Royalty	49,374,022	41,667,520
99% of income subject to the Royalty	48,880,283	41,250,845
Crown charges, net of Alberta Royalty Tax Credit	(10,795,884)	(7,163,159)
General and administrative costs of the Trust	(317,947)	(466,504)
	37,766,452	33,621,182
Repayment of capital	–	3,689,669
Cash distributed and available to be distributed	37,766,452	37,310,851
Cash distributed to date	34,201,561	34,973,269
Cash distribution payable	3,564,891	2,337,582
Actual cash distribution declared per unit	1.81	2.98
Opening accumulated cash distributions	72,883,697	35,572,846
Distribution declared and paid	34,201,561	34,973,269
Distribution declared and payable	3,564,891	2,337,582
Closing accumulated cash distributions	110,650,149	72,883,697

NOTE 1 BASIS OF PRESENTATION

APF Energy Trust (the "Trust")
The Trust is an open ended investment trust formed under the laws of the Province of Alberta. The beneficiaries of the Trust (the "Unitholders") are holders of royalty units issued by the Trust (the "Units").

APF Energy Inc. ("Energy")
Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, including certain initial properties and granting a royalty thereon to the Trust.

APF Energy Limited Partnership ("LP")
The LP was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties and granting a royalty thereon to the Trust.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Consolidation
These consolidated financial statements include the accounts of the Trust, Energy and the LP and are referred to as "APF". Although there is no legal ownership between these entities, Energy and the LP through the royalty, effectively transfer all of the economic benefits of their operations to the Trust. The Unitholders also have the right to elect a majority of the directors of Energy.

Property, plant and equipment – oil and natural gas
APF follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in a cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements, which extend the economic life of the property, plant and equipment are capitalized. No general and administrative costs have been capitalized.
Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more.

Ceiling test
APF places a limit on the aggregate cost of capital assets which may be carried forward for amortization against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion, site restoration and future taxes are limited to an amount equal to estimated undiscounted future net revenues from proven reserves based on year end prices, plus the unimpaired costs of non-producing properties less estimated future general and administrative expenses, site restoration costs, management fees, financing costs and income taxes related to Energy that are not passed on to the Trust. Future distributions to Unitholders whether or not they are required under the Trust Indenture are not considered as future financing costs for purposes of the ceiling test. Costs and prices at the balance sheet dates are used. Any costs carried on the balance sheet in excess of the ceiling test amount are charged to earnings.

Depletion and amortization
The provision for depletion and amortization of oil and natural gas assets including tangible equipment is calculated using the unit-of-production method based on the estimated working interest share of proven reserves before royalties. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Site restoration and abandonment
The provision for estimated site restoration costs is determined using the unit-of-production method. Actual site restoration costs are charged against the accumulated provision.

Other equipment
All other equipment is carried at cost and is depreciated over the estimated useful life of the assets at annual rates varying from 10% to 30%.

Goodwill
Goodwill represents the excess of purchase price over fair value of net assets received and is assessed at least annually for impairment. The amount of the impairment is determined by deducting the fair value of APF's

assets and liabilities from the fair value, to determine the implied fair value of goodwill and comparing that amount to the book value of APF's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount.

Joint ventures
Substantially all oil and natural gas production and exploitation activities are conducted jointly with others. Accordingly, the accounts reflect APF's proportionate interest in these activities.

Trust per unit calculations
The Trust has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.
The per unit income calculations are based on the weighted average number of units outstanding during the period. (2002 – 20,470,210 units; 2001 – 12,578,032 units). The dilutive per unit calculations were based on additional incremental units of 57,569 from the incentive plans for a total of 20,527,779 (2001 – 29,928 and 12,607,960 units respectively).
Cash distributions declared per unit amount is based on actual distribution for units outstanding at the time of declaration.

Hedging
The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

Cash distributions
Cash distributions are calculated on an accrual basis and are paid to the Unitholders based upon funds available for distribution.

Trust unit-based compensation plan
The Trust has a fixed Trust Unit option plan which is described in note 11. No compensation expense is recognized for this plan when Trust Units or Trust Unit options are issued to employees. Any consideration paid by employees on exercise of Trust Unit options or purchase of Trust Units is credited to Unitholders' investment account.

Income taxes
The Trust is an inter vivos trust for income tax purposes. As such, the Trust is taxable on any taxable income which is not allocated to the Unitholders. The Trust intends to allocate all taxable income to Unitholders. Should the trust incur any income taxes, the funds available for distribution will be reduced accordingly. Provision for income taxes is recorded in Energy at applicable statutory rates. Provision for income taxes is recorded in Energy using the liability method of accounting whereby the future income tax effect of any difference between the accounting and income tax basis of an asset or liability is booked.

Management estimates
The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, amortization and ceiling test calculations for capital assets including future abandonment liabilities as they are based on engineering reserve estimates and estimated future costs.

NOTE 3 CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, APF adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation which apply to rights granted on or after January 1, 2002. APF does not record any compensation cost on grants to employees and directors.
The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of natural gas properties. Therefore it is not possible to determine a fair value for the rights granted under the rights plan.
As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price

at the date of the financial statements. For the year ended December 31, 2002, the charge to net income for the estimated cost associated with rights granted under the plan on or after January 1, 2002 would be $137,021. Effective January 1, 2001, the treasury stock method was adopted for calculating diluted earnings per unit. Under this method, all in the money options are assumed issued and the proceeds from exercise are assumed to be used to purchase units at the average market price during the year. The incremental units are included in the denominator of the diluted earnings per unit calculation. The impact of the adoption of the new standard resulted in no change to the diluted net income per share.

NOTE 4 ROYALTY

The Royalty is granted to the Trust pursuant to the Royalty Agreement. The Royalty consists of an entitlement to 99% of Royalty Income. The Royalty does not constitute an interest in land and the Trust is not entitled to take its share of production in kind.

"Royalty Income" means Net Production Revenues less the aggregate of the Debt Service Charges (including principal and interest), Management Fees (to the extent Other Revenues are insufficient to pay the Management Fees), G&A and taxes (including income taxes) or other applicable charges payable by Energy, less any advances made pursuant to the credit facilities of Energy to fund the payment of such costs and charges, which included changes to the working capital reserve and which, after July 1, 1998, provides for a working capital reserve to be maintained in Trust.

"Net Production Revenue" means:

a) the amount received by Energy in respect of the sale of its interest in all Petroleum Substances produced from the Properties, together with net profit or loss from commodity price swaps (but not including ARTC, proceeds of disposition of Properties or Other Revenues);

less:

b) Operating Costs and all other expenditures paid or payable by or on behalf of Energy in respect of operating the Properties including, without limitation, the costs of gathering, treating, compressing, processing, transporting and marketing all Petroleum Substances produced from the Properties and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties and lessors' royalties, but excepting Crown Royalties and other applicable charges;

c) capital expenditures intended to improve or maintain production from the Properties, (but not to acquire Additional Properties or Replacement Properties), in excess of amounts borrowed or designated as Deferred Purchase Obligations in respect thereof, but not in excess of 10% of the annual net cash flow from the Properties;

d) net contributions to Energy's Site Restoration Fund and the Cash Reserve;

e) costs otherwise reimbursed by proceeds of business interruption, property damage and third party liability insurance less any such proceeds;

f) costs of generating Other Revenues; and

g) amounts required to be paid to the Trustee pursuant to the Trust Indenture, including, without limitation, amounts to be paid pursuant to indemnification provisions.

Energy and the LP are required to pay to the Trust on each Cash Distribution Date, 99% of Royalty Income received by Energy and the LP from the Properties for the period ending on the last day of the month immediately preceding the Cash Distribution Date.

The Trust pays Energy and the LP 99% of the Crown Royalties and other Crown charges in respect of production from or ownership of the Properties. Energy and the LP are at all times entitled to set off their right to be so reimbursed against its obligation to pay the Royalty.

Energy and the LP use Other Revenues to pay Management Fees, purchase Permitted Investments, pay for Additional Properties, Replacement Properties and capital costs, for net losses, if any, from currency swaps and for general corporate purposes, or to repay borrowing for such purposes.

NOTE 5 PROPERTY, PLANT AND EQUIPMENT

	2002 $	2001 $
Property, plant and equipment	340,188,499	233,209,822
Accumulated depletion and depreciation	(79,661,817)	(49,461,338)
	260,526,682	183,748,484

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2002 amounted to $7,934,000 (2001 – $4,928,000).

NOTE 6 SITE RESTORATION

Energy and the LP are responsible for future site restoration costs on all properties. At December 31, 2002 the future undiscounted estimated costs for the site restoration liabilities were $29,858,000, of which $6,227,096 has been provided for. The current year provision was $2,087,066 (2001 – $1,292,645).
A site restoration fund was established to fund future site reclamation and abandonment costs. Contributions to the site restoration fund during the year totalled $925,000 (2001 – $425,000) and have been deducted in calculating the income subject to the royalty. Expenditures for site restoration activities in 2002 were $170,611 (2001 – $395,611).

NOTE 7 ACQUISITIONS

a) **Kinwest Energy Inc.**
Effective May 30, 2002, Energy acquired all of the issued and outstanding shares of two private corporations, Kinwest Energy Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

	2002 $
Net assets acquired at assigned values	
Bank overdraft	(3,045,701)
Other working capital	1,641,226
Property, plant and equipment	63,483,000
Goodwill	11,475,761
Debt assumed	(7,100,000)
Site restoration liability	(673,102)
Future income taxes	(15,410,013)
Total net assets acquired	50,371,171
Financed by	
Cash	13,042,044
Trust units issued (3,385,510 trust units)	36,055,682
Acquisition cost – due to related party	838,642
Acquisition costs	434,803
Total consideration	50,371,171

b) **Alliance Energy Inc.**
Effective April 11, 2001, Energy acquired all of the outstanding shares of Alliance Energy Inc. ("Alliance"). In aggregate the purchase price was satisfied by the payment of $35.3 million in cash, the issuance by the Trust of 0.9 million Trust Units at a deemed price of $10.05 per Trust Unit and the assumption of $8.45 million of debt.
Prior to Energy entering into an agreement to acquire Alliance, Alliance had agreed to acquire certain producing properties from an arm's length third party. The total consideration after adjustments was $42.5 million.
The acquisition of Alliance, excluding the properties noted above which are included in purchase of oil and natural gas properties, were accounted for using the purchase of an asset method of accounting with net assets acquired and consideration paid as follows:

	2001 $
Net assets acquired at assigned values	
Bank overdraft	(1,453,135)
Working capital deficiency	(1,172,881)
Capital assets	88,098,535
Long-term debt	(8,450,000)
Future income taxes	(29,950,852)
Provision for site restoration costs	(597,464)
Total net assets acquired	46,474,203
Financed by	
Trust units issued (901,599 trust units)	9,061,070
Bank financing	35,328,536
Acquisition costs – due to related party	701,143
Acquisition costs	1,383,454
Total consideration	46,474,203

NOTE 8 INTERNALIZATION OF MANAGEMENT CONTRACT

On December 18, 2002, Unitholders approved the acquisition of APF Energy Management Inc. (the "Manager"), effective December 31, 2002. The total cost included $9.25 million to purchase the management contract, plus the cost of acquiring the working capital of the Manager and related transaction costs. Total consideration for the transaction consisted of a cash payment of $3.9 million and the issuance of 608,185 Trust Units to the shareholders of the Manager as detailed below:

	2002 $
Net assets acquired	
Cash	418,801
Working capital	629,363
Property, plant and equipment	4,512,104
Future income taxes	(1,917,644)
	3,642,624
Internalization of management contract expensed	7,297,325
	10,939,949
Total consideration	
Cash	3,923,164
Trust units (608,185 trust units)	6,337,288
Transaction costs	679,497
Total purchase price	10,939,949

Although the transaction did not close until January 3, 2003, all of the major conditions, including unitholder and regulatory approval, had been obtained by December 31, 2002. Accordingly, the transaction has been accounted for in 2002.

The consideration is to be paid through the issue of Trust Units is partially subject to escrow restrictions. In the case of Mr. Martin Hislop, Chief Executive Officer, 100% of the 150,526 Trust Units to be issued are subject to escrow for 3 years, released as to one third on each anniversary date of the transaction. In the case of Mr. Cloutier, President and Chief Operating Officer, 80% of the 125,590 Trust Units to be issued are subject to escrow for 4 years, released as to one quarter on each anniversary date of the transaction. The remaining Trust Units to be issued to non-management shareholders of the Manager were not subject to escrow restrictions. Retention bonuses paid by the Manager to three other officers were used to subscribe for 53,665 Trust Units at a price of $10.482 per Trust Unit at closing. These Trust Units are subject to the same escrow restrictions as those Trust Units issued to the President.

Prior to the acquisition, APF paid fees to the Manager equal to 3.5% of net production revenue, structuring fees of 1.5% on the purchase price of acquisitions and dispositions, as well as the right to the residual 1% royalty. The internalization resulted in the elimination of all such fees under the management agreement.

NOTE 9 LONG-TERM DEBT

	2002 $	2001 $
Bank loans	88,000,000	59,250,000

At December 31, 2002, APF had a revolving demand credit facility with a syndicate of Canadian resident financial institutions. The total facility of $100.0 million was limited to the borrowing base as determined from time to time by the lenders, which at December 31, 2002 was $100.0 million. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The debt bears interest based on a sliding scale tied to APF's debt to cash flow ratio, from a minimum of the bank's prime rate plus 0.125% to a maximum of the prime rate plus 1.5% (2001 – bank prime plus 0.125% to 1.5%) or where available, at Banker's Acceptances rates plus a stamping fee of 1.125% to 2.5% (2001 – 1.125% to 2.5%). The debt is collateralized by a $125.0 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts. At December 31, 2002, the rate was bank prime of 4.5% plus 0.25%.

On February 5, 2003, in conjunction with the acquisition of Hawk Oil Inc. (note 16), APF and its lenders amended the credit facility to enable APF to extend the revolving period for an additional 364 days by giving notice to the lenders no earlier than 180 days and no less than 90 days prior to the end of the revolving period. If the revolving period is not extended, the outstanding principal will be converted to a one-year non-revolving term loan commencing on the day immediately following the end of the then current revolving period. During the one-year term period, APF will pay 1/6th of the outstanding principal on the 180th day after the commencement of the one-year term period and 1/12th of the outstanding principal on the 90th day thereafter. The total facility was increased to $130.0 million, with a borrowing base on February 5, 2003, of $130.0 million. The debt will bear interest based on a sliding scale tied to APF's debt to cash flow ratio, from a minimum of the bank's prime rate plus 0.125% to a maximum of the prime rate plus 1.625%, or where available, at Banker's Acceptances rates plus a stamping fee of 1.125% to 2.00%. The debt will be collateralized by a $175.0 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

NOTE 10 UNITHOLDERS' INVESTMENT ACCOUNT

	2002		2001	
	Units	Amounts $	Units	Amounts $
Balance – Beginning of year	15,583,880	141,068,870	7,139,357	57,704,112
Issued to acquire Alliance	–	–	901,599	9,061,070
Issued for Kinwest Acquisition	3,385,510	36,055,682	–	–
Issued for cash	3,303,665	32,250,016	7,430,500	78,394,000
Cost of units issued	–	(1,860,678)	–	(5,080,804)
Units reserved for issuance (note 8)	608,185	6,337,288	–	–
Issued under the Trust Unit Incentive Plan	61,177	553,982	112,424	990,492
	22,942,417	214,405,160	15,583,880	141,068,870

The holders of Units are entitled to vote at any meeting of the Unitholders.

In 1999, the Trust created a Unitholders' Rights Plan and authorized the issuance of one right in respect of each Unit outstanding. Each right would allow Unitholders in specified circumstances, to acquire, on payment of an exercise price of $50.00, the number of Units having an aggregate market price equal to twice the exercise price of the rights.

NOTE 11 TRUST UNIT INCENTIVE RIGHTS PLAN

Pursuant to a Trust Unit Incentive Plan dated December 17, 1996 and amended February 1, 1998 (the "Plan"), employees and directors may be granted options to acquire Units of the Trust. The exercise price for each option was the market price of the Units at the time the option was granted. Options granted prior to February 1, 1998 vested immediately, while options granted on or after February 1, 1998 vest in one-third increments on the first, second and third anniversaries of their grant. The maximum term for each grant of options is five years. This Plan was terminated in 2001 and replaced with a new Trust Unit Incentive Rights Plan ("Rights Plan").

Under the Rights Plan, employees and directors may be granted rights to purchase Units of the Trust. The initial exercise price of rights granted under the Rights Plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. The exercise price is to be adjusted downwards from time to time by the amount, if any, that distributions to Unitholders in any calendar quarter exceed a percentage of APF's net book value of property, plant and equipment, as determined by the Trust.

During the year, there were no options (276,723 in 2001) granted to employees or directors to purchase trust units pursuant to the Plan.

A summary of the status of the Plan as of December 31, 2002 is as follows:

	2002		2001	
Trust Unit Options	Units	Weighted average price $	Units	Weighted average price $
Outstanding – Beginning of year	330,540	9.32	221,407	8.38
Granted	–	–	276,723	9.94
Exercised	(58,677)	9.05	(112,423)	8.81
Forfeited	(27,834)	11.62	(55,167)	9.61
Outstanding – End of year	244,029	9.13	330,540	9.32
Options exercisable – End of year	76,488	8.72	5,704	8.17

The following table summarizes options information under the Plan outstanding at December 31, 2002:

Range of Exercise prices $	Number outstanding December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable December 31, 2002	Weighted average price $
7.00 – 7.99	42,568	2.18	7.15	17,902	7.15
8.00 – 9.00	18,232	1.25	8.04	17,398	8.00
9.01 – 10.00	183,229	3.16	9.70	41,188	9.70
	244,029		9.13	76,488	8.72

During the year, the Trust granted 441,233 rights (Nil in 2001) under the Rights Plan to employees and directors to purchase trust units at prices ranging from $9.73 to $10.80 per trust unit. Of these, 56,400 are subject to regulatory approval.

A summary of the Rights Plan at December 31, 2002 is as follows:

	2002	
Trust Unit Rights	Number of rights	Weighted average price $
Balance – Beginning of year	–	–
Granted	441,233	9.86
Exercised	(2,500)	9.73
Cancelled	(9,400)	9.73
Balance before reduction of exercise price	429,333	9.86
Reduction of exercise price	–	0.49
Balance – End of year	429,333	9.37

The following table summarizes information about the Rights Plan as at December 31, 2002:

Average exercise price at grant date $	Average adjusted exercise price $	Number of rights outstanding	Remaining contractual life of right (years)	Number of rights exercisable
9.86	9.37	429,333	9.24	–

NOTE 12 INCOME TAXES

Energy and the LP have approximately $60.4 million of unused tax pools at December 31, 2002 ($33.5 million – December 31, 2001) available to be used to offset future taxable income subject to certain restrictions of the *Income Tax* Act.

Energy had approximately $15.3 million in non-capital losses at December 31, 2002 ($14.6 million – December 31, 2001) of which $2.1 million expire in 2006 and the remainder through 2009.

The Unitholders are responsible for their own income taxes. Distributions are a combination of taxable income and a return of capital in the year received.

	2002 $	2001 $
Income before income taxes	4,634,834	13,319,120
Statutory tax rate	43.50%	43.95%
Expected tax provision	2,016,153	5,853,753
Effect on income tax of		
Net income of the Trust	(12,602,796)	(11,234,778)
Resource allowance	(595,472)	(211,474)
Non-deductible crown charges	47,436	32,245
Internalization of management contract	3,174,336	–
Capital tax	827,064	386,726
Provision for future income taxes	(7,133,279)	(5,173,528)

The future tax recorded on the balance sheet results from		
Capital assets in excess of tax value	46,282,019	35,838,224
Future tax losses that are likely to be utilized	(6,657,334)	(6,407,918)
	39,624,685	29,430,306

The Trust has $5,524,073 of capital loss to be used against any capital gain.

During 2002 there was $nil taxable income in the Trust (2001 – $nil).

Distributions paid are deducted from taxable income only to the extent needed to reduce taxable income in the Trust to zero. Generally, the distributions deducted for the Trust tax return are taxable income to the Unitholders.

Taxable income of the Trust is comprised of income from royalty, adjusted for crown royalties and resource allowance, less deductions for Canadian oil and natural gas property expense (COGPE), which is claimed at a rate of 10% on a declining balance basis and issue costs which are claimed at 20% per year on a straight-line basis. Any losses that occur in the Trust must be retained in the Trust and may be carried forward and deducted from taxable income for a period of seven years. The COGPE during 2002 and 2001 resulted from the purchase of royalty interests.

The amount of COGPE and issue costs remaining in the Trust are as follows:

	2002		2001	
	Per Trust Unit $	Amount $	Per Trust Unit $	Amount $
COGPE	4.08[1]	93,627,423	4.87	67,554,268
Issue costs	0.22	5,083,457	0.30	5,223,417
	4.30	98,710,880	4.90	72,777,685

(1) Per Trust Unit amount is based on the actual number of Trust Units outstanding at year end of 22,942,417, inclusive of units reserved for issuance (2001 – 15,583,880).

NOTE 13 RELATED PARTY TRANSACTIONS

The Manager managed the business of APF pursuant to a management agreement. Fees payable to the Manager for management, advisory and administrative services included a fee equal to 3.5% of Net Production Revenue and structuring fees of 1.5% on both the purchase price of acquisitions and on the net proceeds of dispositions. In 2002, fees paid or payable to Manager on Net Production Revenues were $1,976,054 (2001 – $1,503,291) and structuring fees were $1,021,610 (2001 – $1,552,295). Structuring fees were accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of oil and natural gas properties.

During the year, Energy reimbursed the Manager $2,294,470 (2001 – $2,247,681) for general and administrative expenses incurred on a cost recovery basis. These amounts are included in general and administrative expenses. In addition, Energy also acquired certain non-oil and gas business assets from the Manager for $850,000.

The Manager, through its ownership of 100% of the shares of APF, was entitled to receive 1% of the royalty income derived from the Properties. The 1% minority interest is included as an expense in the consolidated statement of operations. The amounts were $403,369 for 2002 and $348,984 for 2001.

The external management structure and all related management, acquisition and disposition fees, as well as the right to the 1% royalty were eliminated December 31, 2002 (see note 8).

NOTE 14 FINANCIAL INSTRUMENTS

APF is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Derivative instruments are used by APF to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.

The fair values of financial instruments that are included in the balance sheet, including long-term borrowings, approximate their carrying amount due to the short-term maturity of those instruments and the floating prime rate applied to long-term borrowings.

A substantial portion of APF's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks.

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financially sound counterparties. The following contracts were outstanding as at December 31, 2002. Based on estimated market values at December 31, 2002, had the contracts been settled at that time, APF would incur a cost of $2.6 million.

Term	Commodity	Type of contract	Average daily quantity	Average contract price	Price index
Jan. to Mar. 2003	Crude oil	Collar	1,700 bbls	US$24.82 to US$27.85	WTI
Jan. to Mar. 2003	Crude oil	Fixed price	1,200 bbls	US$29.25	WTI
Apr. to June 2003	Crude oil	Fixed price	1,833 bbls	US$26.46	WTI
July to Sept. 2003	Crude oil	Fixed price	667 bbls	US$26.46	WTI
Jan. to Mar. 2003	Natural gas	Collar	2,000 GJ	C$4.00 to C$7.80	AECO
Jan. to Dec. 2003	Natural gas	Fixed price	1,000 GJ	C$5.80	AECO

At December 31, 2002, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount	Interest rate
Jan. to May 2003	$10,000,000	3.40% plus stamping fee
Jan. to Nov. 2003	$20,000,000	3.94% plus stamping fee

The estimated market value of these interest rate contracts at December 31, 2002, had they been settled at that time, would be a cost of $0.2 million.

NOTE 15 SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	2002 $	2001 $
Cash payments related to certain items		
Cash payments		
Interest	2,842,585	3,265,931
Distributions to minority interests	414,776	337,877
Distributions to Unitholders	36,539,143	36,543,928
Capital taxes	2,164,850	576,829

During the year, 3,385,510 Trust Units were issued as partial consideration for the Kinwest Acquisition (2001 – 901,599 for the acquisition of Alliance).

NOTE 16 CONTINGENCIES AND COMMITMENTS

a) APF has lease commitments relating to office buildings. The estimated annual operating lease rental payments for the buildings will be $0.5 million in 2003 through 2005, $0.6 million in 2006 and $0.9 million in 2007 and 2008, the remaining term of the leases.

b) APF is involved in certain legal actions that occurred in the ordinary course of business. Management is of the opinion that losses, if any, arising from such legal actions would not have a material effect on these financial statements.

NOTE 17 SUBSEQUENT EVENTS

Acquisition of Hawk Oil Inc.

Effective February 5, 2003, APF acquired all of the issued and outstanding shares of Hawk Oil Inc. ("Hawk"). The purchase price of approximately $48.0 million was satisfied by a cash payment of $2.8 million, the issuance of 3.9 million Trust Units and the assumption of Hawk's bank debt of $9.0 million.

Offer to Purchase Nycan Energy Corp.

On March 10, 2003, APF entered into an agreement to make an offer to purchase all of the issued and outstanding shares of Nycan Energy Corp. ("Nycan") for $2.075 per share in cash. If accepted by holders of all of the Nycan shares, the offer will result in payment of approximately $36.86 million in cash and the assumption of Nycan's bank debt of approximately $7.9 million.

Agency Agreement and Prospectus Filing

APF and the Agents entered into an Agency Agreement pursuant to which the Agents agreed to offer and the Trust agreed to issue and sell up to 5,300,000 Trust Units at a price of $10.40 per Trust Unit. Closing of the offering and the issue of 5,300,000 Trust Units took place on April 2, 2003. The estimated net proceeds from the offering, after deducting expenses of the issue and after Agents' commissions will be in the amount of $52,114,000 and will be used to fund the acquisition of Nycan and repay debt.

FIVE-YEAR REVIEW

	2002	2001	2000	1999	1998
Average Daily Production					
Oil (bbl/d)	5,307	3,167	1,152	1,104	833
Natural gas (mcf/day)	18,488	15,391	13,449	13,656	15,219
NGLs (bbls/day)	144	100	254	274	303
Total (boe/day)	8,532	5,832	3,648	3,654	3,673
Annual (mboe)	3,114	2,129	1,335	1,334	1,340
Commodity Sales Prices (pre-hedge)					
Oil ($/bbl)	35.82	32.20	42.67	26.72	17.19
Natural gas ($/mcf)	3.78	5.25	4.89	2.44	1.96
NGLs ($/bbl)	25.15	30.97	35.96	18.19	16.24
Average ($/boe)	30.91	31.87	34.01	18.56	13.36
Commodity Sales Prices (post-hedge)					
Oil ($/bbl)	33.66	33.64	41.40	25.00	18.18
Natural gas ($/mcf)	3.83	4.94	4.72	2.36	2.04
NGLs ($/bbl)	25.15	30.97	35.96	18.19	16.24
Average ($/boe)	29.65	31.94	32.98	17.74	13.92
Established (proved plus risked probable) Reserves					
Crude oil & NGLs (mbbl)	20,608	13,545	5,648	6,216	7,880
Natural gas (mmcf)	68,290	50,984	46,364	41,366	46,386
Total (mboe)	31,989	22,042	13,375	13,110	15,611
Income Statement ($000)					
Revenue					
Oil and natural gas sales	92,345	68,039	44,047	23,685	18,669
Other income	1,676	1,886	928	1,022	999
	94,021	69,924	44,974	24,707	19,668
Expenses					
Crown royalties	10,905	7,236	4,405	1,899	1,732
Non-crown royalties	7,802	6,128	4,125	1,999	1,587
Operating costs	19,748	13,086	8,021	7,300	6,541
G&A	4,635	3,360	1,844	1,133	921
Management fees	1,976	1,503	993	465	337
Interest	2,834	3,048	1,882	1,955	2,079
Taxes	1,901	1,172	164	98	122
Depletion and depreciation	30,200	19,779	7,175	7,383	7,813
Site restoration	2,087	1,293	904	641	552
	82,088	56,605	29,514	22,872	21,685
Net income (after unusual items)	11,365	18,144	14,075	(4,822)	(2,183)
Bank debt	88,000	59,250	25,736	33,171	23,823
Economics ($/boe)					
Average oil & gas sales price (net of hedging)	29.65	31.94	32.98	17.74	13.92
Other income	0.54	0.89	0.69	0.77	0.75
Net selling price	30.19	32.85	33.68	18.50	14.66
Royalties	6.01	6.28	6.39	2.92	2.48
Operating costs	6.35	6.15	6.01	5.47	4.88
Netbacks	17.83	20.42	21.28	10.11	7.31
General & administrative costs	1.49	1.58	1.38	0.85	0.69
Management fees	0.63	0.71	0.74	0.35	0.25
Interest	0.91	1.43	1.41	1.47	1.55
Taxes	0.61	0.55	0.12	0.07	0.09
Site restoration	0.05	0.19	0.03	0.17	0.12
Cash flow from operations	14.14	15.97	17.59	7.20	4.60
Units Outstanding (000)					
Year-end	22,942	15,584	7,139	5,890	5,890
Average	20,470	12,578	6,888	5,890	3,774
Market					
High ($)	11.19	13.40	10.40	9.70	9.75
Low ($)	9.00	8.75	7.00	7.25	7.65
Close ($)	9.79	9.85	9.75	8.10	8.00
Average daily volume	68,700	46,500	10,000	9,500	4,900

OFFICERS

Martin Hislop – Chief Executive Officer; Director

Mr. Hislop is a chartered accountant with more than 24 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. Prior to founding the predecessor of APF Energy in September 1994, Mr. Hislop was the President and CEO of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the amalgamation of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Energy Trust has generated an internal rate of return of 21%, placing the Trust among industry leaders.

Steven Cloutier – President and Chief Operating Officer; Director

Mr. Cloutier has more than 15 years' combined experience in oil and gas, corporate finance, mergers and acquisitions, and law. Since participating in the formation of APF Energy Trust in 1996, Mr. Cloutier has been responsible for the co-ordination of day-to-day operations of the business, and has been directly involved in oil and gas transactions worth more than $400 million. Prior to co-founding APF Energy with Mr. Hislop, Mr. Cloutier practiced law in Toronto with a medium-sized firm specializing in corporate finance and secured lending. Before that, Mr. Cloutier worked in the investment industry (1986-87). Mr. Cloutier is a graduate of the University of Victoria (Law) and McGill University (Labour Relations).

Bonnie Nicol – Vice President, Operations

Ms. Nicol is a professional engineer with 18 years' experience in the petroleum industry, and a broad range of expertise in operations, optimization and evaluations. Prior to joining APF in early 1998, Ms. Nicol was responsible for the Provost and Saskatchewan business unit of Northstar Energy Corporation, a senior oil and gas producer. Since graduating from the University of Alberta with a degree in chemical engineering, Ms. Nicol has assumed roles of increasing responsibility at several oil and gas companies. As the leader of the operations team, Ms. Nicol oversees a production base of more than 13,000 boe per day, and a technical staff which operates more than 90% of its production.

R. Kenneth Pretty – Vice President, Corporate Development & Land

Mr. Pretty is a professional landman with 21 years' experience in the oil and gas industry. After graduating with an economics degree from the University of Calgary, Mr. Pretty joined Norcen Energy's land department, where he was exposed to a broad range of mandates over a 12-year period. Mr. Pretty joined Amerada Hess in the mid-1990s in a senior land and business development position, and remained with the company following it's acquisition by Petro-Canada. In 1997, Mr. Pretty moved to Newport Petroleums as Vice President, Land, and later became Vice President, Business Development when Newport was acquired by Hunt Oil Company in 2000. He joined APF in mid-2001 and since then has been responsible for the identification, evaluation and execution of all acquisition and divestiture activities, as well as the coordination of the land function.

Alan MacDonald – Vice President, Finance

Mr. MacDonald is a chartered accountant with more than 22 years' experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Most recently, he was Vice President, Finance of Due West Resources Inc., a private oil and gas company. In his position, Mr. MacDonald leads the team that is responsible for all financial and administrative functions for APF Energy Trust.

John Ewing – Vice President, GeoScience

Mr. Ewing is a professional geologist with more than 25 years of experience in the oil and gas industry. Following graduation with an honours degree in earth sciences from the University of Waterloo in 1978, Mr. Ewing began his career with Husky Oil. After technical and managerial positions at several oil and gas companies, Mr. Ewing joined Tethys Energy Inc. as Vice President, Exploration in 1996, where he oversaw the exploration program, which contributed to the growth of the company from 650 boe/d in late 1996 to 3,400 boe/d in the beginning of 2000. Prior to joining APF, Mr. Ewing was President of a private resources and consulting firm. In his position, Mr. Ewing is responsible for overseeing the geological and geophysical aspects of APF Energy Trust.

DIRECTORS

In addition to **Martin Hislop** and **Steve Cloutier** who are officers and directors of APF, the independent directors are:

Don Engle – Independent Director & Chairman of the Board

Board Committees: Audit; Reserves; Compensation

Mr. Engle has been President of Sapphire Resources Ltd., a private oil and gas consulting company since 1985. From 2001 to the present he has been Vice President and Director of Stag Valley Management Ltd. a company that manages private drilling funds. From 1996 to May 2000, Mr. Engle was also President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on the Toronto Stock Exchange. In addition to his membership on the APF Board, Mr. Engle sits on the Board of Directors of Canscot Resources Ltd., which is listed on the TSX Venture Exchange. Mr. Engle is a professional landman, with more than 34 years of experience in the petroleum industry.

Daniel Mercier – Independent Director

Board Committees: Compensation

Mr. Mercier is a professional engineer with a wealth of experience in the operation, management and capitalization of oil and gas companies. Mr. Mercier has been Vice President, Operations for SOCO International plc, a publicly traded United Kingdom corporation engaged in international oil and natural gas exploration and production since September, 1998. Prior to that, he was Chairman, Chief Executive Officer and a Director of Territorial Resources, Inc., an oil and gas exploration company which merged with SOCO. From January of 1996 to March of 1996, Mr. Mercier was employed by Chancellor Energy Resources Inc. as Chief Operating Officer to assist with the sale of the company to HCO Energy Ltd. Prior to January of 1996, he was President and Chief Executive Officer of Canadian Conquest Explorations Inc.

William Dickson – Independent Director

Board Committees: Audit; Reserves

Mr. Dickson brings to APF Energy Trust more than 40 years' of technical, management and public company experience in the oil and gas industry. He is active as principal of Arlyn Enterprises Ltd., a private lubricants company, and serves on the Boards of APF Energy Trust, Murias Energy Corporation and IMS Petroleum Ltd. Previously, he has held senior executive or operating positions with Myriad Energy Corporation, 3D Reclamation Inc., Stampeder Exploration Ltd. and Ultramar Oil and Gas Ltd.

CORPORATE INFORMATION

HEAD OFFICE

2100, 144 – Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
E-mail: invest@apfenergy.com
www.apfenergy.com

DIRECTORS AND OFFICERS

Don Engle
Independent Director and
Chairman of the Board(1)(2)(3)

William Dickson
Independent Director(1)(3)

Daniel Mercier
Independent Director(2)

Martin Hislop
Director(1)
Chief Executive Officer

Steven Cloutier
Director, President and Chief Operating Officer

Alan MacDonald
Vice President, Finance

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President, Corporate Development and Land

John Ewing
Vice President, GeoScience

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Reserves Committee

FIELD OFFICE

400 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

LEGAL COUNSEL

Parlee McLaws, LLP

BANK

National Bank of Canada

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.

TRUSTEE, REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

AUDITORS

PricewaterhouseCoopers LLP

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: AY.UN


SEC MAIL PROCESSING
RECEIVED
MAY 21 2003
WASH. D.C.
SECTION

APF ENERGY TRUST

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE HOLDERS OF TRUST UNITS OF APF ENERGY TRUST

TAKE NOTICE that an Annual General and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of APF Energy Trust (the "Trust") will be held at the Sun Life Plaza Conference Centre, Mezzanine Level, 140 – 4th Avenue S.W. Calgary, Alberta, on Wednesday, the 11th day of June, 2003, at 3:00 p.m. (Calgary time) for the following purposes:

Annual Meeting

1. to receive and consider the consolidated financial statements of the Trust and APF Energy Inc. ("Energy") for the year ended December 31, 2002 and the auditors' report thereon;
2. to select directors of Energy and to fix the number of directors of Energy for the forthcoming year at six (6) directors;
3. to appoint auditors of the Trust and to authorize the directors of Energy to fix the remuneration of the auditors;

Special Meeting

4. to consider and, if thought fit, approve a resolution re-appointing Computershare Trust Company of Canada as the trustee of the Trust;
5. to consider and, if thought fit, approve a resolution approving and ratifying the issuance of rights under the Trust Unit Incentive Rights Plan of the Trust, to the extent the rights were granted, in excess of the authorized maximum under the Plan;
6. to consider and, if thought fit, approve a resolution to increase the maximum number of Trust Units issuable under the Trust Unit Incentive Rights Plan of the Trust;
7. to consider and, if thought fit, approve a special resolution to amend the royalty agreement between Energy and Computershare Trust Company of Canada as trustee of the Trust, to delete certain criteria relating to future acquisitions by Energy;
8. to consider and, if thought fit, approve a resolution ratifying, confirming and approving the implementation by the Trust of a Unitholders' Rights Plan;
9. to consider and, if thought fit, approve a special resolution to terminate the Unanimous Shareholder Agreement between APF and the Trust;
10. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on May 12 , 2003 (the "Record Date"). At the Meeting, Unitholders of record included in the list of Unitholders prepared as at the Record Date will be entitled to vote those Trust Units. No Unitholder who became a Unitholder after the Record Date will be entitled to vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to Computershare Trust Company of Canada Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y2. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 12th day of May, 2003.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA
By APF ENERGY INC.

(Signed) *Martin Hislop*
Chief Executive Officer

APF ENERGY TRUST

Information Circular - Proxy Statement

for the Annual General and Special Meeting of Unitholders
to be held on Wednesday, June 11, 2003

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of APF Energy Inc. ("APF"), on behalf of APF Energy Trust (the "Trust") for use at the Annual General and Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held on the 11th day of June, 2003, at 3:00 p.m. (Calgary time) at the Sun Life Plaza Conference Centre, Mezzanine Level, 140 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual General and Special Meeting. Instruments of Proxy must be received by Computershare Trust Company of Canada (the "Trustee") Attention: Proxy Department, at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y2, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. The Trustee has fixed the record date for the Meeting at the close of business on May 12, 2003 (the "Record Date"). Only Unitholders of record at the Record Date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units owned by them and included in the list of Unitholders entitled to vote at the Meeting prepared as of the Record Date even though the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are Directors of APF. Each Unitholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of APF at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by Directors, Officers and employees of APF, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual General and Special Meeting. At the time of printing this Information Circular - Proxy Statement, neither APF nor the Trustee knows of any such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust is authorized to issue 500,000,000 Trust Units. As of the date hereof, 32,282,236 Trust Units are issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit, in respect of which he is the registered holder. All votes on special resolutions shall be by a poll and no demand for a poll shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee and the Directors and senior Officers of APF, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The number of Trust Units of the Trust that are owned, directly or indirectly, by all Directors and Officers of APF and their associates as group is 861,782 (2.67%) of the outstanding Trust Units. In addition, the Directors, Officers and employees of APF hold options and rights entitling them as a group to acquire an additional 1,935,900 Trust Units of the Trust, the issuance and exercise of 1,383,007 of which are subject to Unitholder and regulatory approval. See “Matters to be Acted Upon at the Meeting – Trust Unit Incentive Rights Plan Amendment”.

VOTING OF TRUST UNITS - ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this Information Circular as "Beneficial Holders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Trust Units for their clients. The Trustee of the Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting the Trust Units in person or by way of proxy, except as set out below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that the Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free number to vote the Trust Units held by the Beneficial Holder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Holder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

IF YOU ARE A BENEFICIAL UNITHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half an hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of the Meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

MATTERS TO BE ACTED UPON AT MEETING

1. Re-Appointment of Trustee

The Trust Indenture by which the Trust was formed provides that the Unitholders shall, at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust. Computershare, or its predecessor, The Trust Company of Bank of Montreal, has been trustee of the Trust since formation on October 10, 1996.

The Board of Directors recommends that Unitholders approve the Trustee Re-Appointment Resolution.

The form of Trustee Replacement Resolution is set forth in Schedule "A".

2. Exercise of Rights

The Trust has established an option plan (the "Original Plan") and an incentive rights plan (the "New Plan"), together the "Plans" (as defined and described below under "Trust Unit Incentive Plan and Trust Unit Incentive

Rights Plan"). The Plans currently provide that the maximum number of Trust Units issuable thereunder is 800,000.

Since the formation of the Original Plan, options to acquire 546,723 Trust Units have been granted. Of these, 221,193 options have been exercised and 115,109 have been cancelled or expired, leaving 210,421 outstanding. No new grants will be made under the Original Plan.

There have also been 1,765,793 rights granted under the New Plan. Of these, 25,914 have been exercised and 14,400 have been cancelled or expired, leaving 1,725,479 outstanding, calculated as follows:

	Options	Options Outstanding	Rights	Rights Outstanding
Maximum issuable	800,000		368,386	
Grants	(546,723)	546,723	(1,765,793)	1,765,793
	253,277		**(1,397,407)**	
Cancelled/Terminated	115,109	(115,109)	14,400	(14,400)
Balance available for issuance of rights	368,386		(1,383,007)	
Exercises		(221,193)		(25,914)
Outstanding		**210,421**		**1,725,479**

All future grants will be made under the New Plan.

After taking into account options issued under the Original Plan, there was a maximum of 368,386 Trust Units authorized for issuance under the New Plan. Grants under the New Plan have been made in excess of this maximum number issuable. At present, there are 1,383,007 rights that remain outstanding, that are in excess of the authorized maximum amount issuable under the New Plan.

These rights, which were granted at exercise prices from $9.67 to $10.80, (27.72% of which were issued to Officers and Directors and 72.28% to non-executive employees) expire between March, 2012 and April, 2013. They cannot be exercised unless their issuance and exercise is approved and ratified by Unitholders at the Meeting.

The Unitholders will be asked to consider and, if deemed advisable, to approve, by a majority of votes cast at the Meeting, (excluding votes attached to securities beneficially owned by insiders to whom Trust Units may be issued pursuant to the Plans and their associates) a resolution (the "Rights Exercise Resolution") to ratify the issuance and exercise of 1,383,007 rights issued under the New Plan.

As at the date hereof, to the knowledge of APF Energy, 861,782 Trust Units held by insiders or their associates will be excluded from the vote on this resolution, representing approximately 2.67% of the issued and outstanding Trust Units of the Trust.

The Board of Directors recommends that Unitholders approve the Rights Exercise Resolution.

The form of Rights Exercise Resolution is set forth in Schedule "A".

3. The Trust Unit Incentive Rights Plan Amendment

Since the number of outstanding Trust Units has increased from 3,500,000 to 32,282,236 since the Original Plan was implemented, as a result of the expansion of the business of APF and the Trust, the Board of Directors considers that it is desirable to increase the maximum number of Trust Units issuable under the New Plan. In addition, the Board of Directors wishes to have sufficient Trust Units issuable pursuant to the New Plan to enable APF to attract and retain people of experience and ability, for the benefit of the Trust.

The Toronto Stock Exchange ("TSX") requires that a listed company specify the maximum number of securities that are issuable pursuant to its incentive plans. The TSX requires that a listed company seek securityholder approval to increase this maximum number.

The Unitholders will be asked to consider and, if deemed advisable, to approve, by a majority of votes cast at the Meeting, (excluding votes attached to securities beneficially owned by insiders to whom Trust Units may be issued pursuant to the Plans and their associates) a resolution (the "Trust Unit Incentive Rights Plan Amendment Resolution") to increase the maximum number of Trust Units issuable under the New Plan, from 368,386 to 2,600,000 (an increase of 2,231,614). The maximum of 2,600,000 under the New Plan is 8% of the outstanding Trust Units (and together with the options outstanding under the Original Plan is 8.7%). This will increase the reserve under the New Plan from a deficit of 1,383,007, to 848,607. As a result, APF will have room to grant an additional 848,607 rights.

As at the date hereof, to the knowledge of APF Energy, 861,782 Trust Units held by insiders or their associates will be excluded from the vote on this resolution, representing approximately 2.67% of the issued and outstanding Trust Units of the Trust.

The Board of Directors recommends that Unitholders approve the Plan Amendment Resolution.

The form of Trust Unit Incentive Rights Plan Amendment Resolution is set forth in Schedule "A".

4. Amendment of Royalty Agreement

APF and the Trustee are parties to a Royalty Agreement originally made December 17, 1996, as amended and restated, pursuant to which APF has granted a royalty to the Trust, being an entitlement to 99% of royalty income generated by the petroleum and natural gas properties owned by APF from time to time. The Royalty Agreement imposes restrictions on future acquisitions of petroleum and natural gas properties that may be made by APF, and provides that such future acquisitions may only be made if they satisfy certain criteria. The provisions of the Royalty Agreement relating to "Restriction on Future Acquisitions" are set out at Schedule "C".

The terms of the Royalty Agreement were negotiated at the time of the formation of the Trust, in the context of the Trust as a start-up entity. Since that time, the management of APF has executed numerous acquisitions resulting in Unitholders receiving a 21% internal rate of return since January 1, 1997.

It is important that APF continue to make strategic and timely acquisitions. There may be situations where a particular acquisition does not fit within the specific criteria of the Royalty Agreement, although the acquisition is desirable in terms of synergies with the other assets of APF, requirements of operatorship or in terms of upside potential not recognized in the vendor's independent engineering report, but identified internally by APF. For these reasons, the Board of Directors of APF has determined it is appropriate and in the best interests of Unitholders that the restrictions placed on future acquisitions by APF be removed from the Royalty Agreement. The Board of Directors is, as a result, proposing that Unitholders be asked at the Meeting to consider and, if thought appropriate, to pass a Special Resolution to amend the Royalty Agreement to delete the criteria that currently must be followed by APF in making future acquisitions.

The Board of Directors recommends that Unitholders approve the Royalty Agreement Amendment Resolution.

The form of Royalty Agreement Amendment Resolution is set forth in Schedule "A".

5. **Unitholders' Rights Plan**

The Trust instituted a Unitholder Rights Plan (the "Original URP") in 1999 which was approved by the Unitholders at the Trust's 1999 Annual and Special Meeting. The Original URP expired in April, 2003 in accordance with its terms. The Board of Directors of APF has determined it appropriate and in the best interests of the Unitholders that a renewed and amended URP (the "New URP") be implemented in accordance with a rights plan agreement with Computershare Trust Company of Canada as Rights Agent effective April 19, 2003. Accordingly, Unitholders will be asked at the Meeting to consider and, if thought appropriate, to pass an ordinary resolution to approve the New URP (the "Unitholders' Rights Plan Resolution").

The primary objective of the New URP is to provide the Board of Directors of APF with sufficient time to consider and, if appropriate, explore and develop alternatives for maximizing Unitholder value in the event that a take-over bid is made for the Trust, and to provide every Unitholder with an equal opportunity to participate in such a bid. The New URP is intended to regulate certain aspects of take-over bids for the Trust but it is not intended to impede a *bona fide* attempt to acquire control of the Trust, if an offer is made fairly.

The terms of the New URP are substantially the same as for the Original URP, with amendments to better align the New URP with the new generation of rights plans in Canada, for which the protection of securityholder interests is the paramount consideration.

The terms of the New URP are set out in Schedule "B".

In accordance with TSX requirements, the adoption of the New URP must be confirmed by Unitholders at a meeting of such Unitholders by the affirmative vote of a majority of the Trust Units voted by Unitholders present in person or represented by proxy at the meeting.

In addition, the adoption of the New URP must be confirmed by Unitholders by the affirmative vote of a majority of the Trust Units voted by Unitholders other than any Unitholder which directly or indirectly on its own or in concert with others, holds or exercises control over more than 20% of the Trust Units of the Trust and associates, affiliates and insiders of such a person.

The Board of Directors recommends that Unitholders approve the Unitholders' Rights Plan Resolution.

The form of Unitholders' Rights Plan Resolution is set forth in Schedule "A".

6. **Termination of Unanimous Shareholder Agreement**

On the formation of the Trust in 1996, an agreement (the "Shareholder Agreement") was entered into among the Trustee, the Manager and APF, by which it was agreed that a majority of the Board of Directors of APF would be independent Directors elected by Unitholders. In addition, it provided that the Chairman of the Board of Directors of APF would be one of the independent Directors.

On the Internalization of Management (described below) the Trust Indenture of the Trust was amended to provide that Unitholders are entitled to vote for the election of all Directors for the Board of Directors of APF.

As a result of the Internalization of Management, the Shareholder Agreement no longer serves any purpose, and the Trust is the sole shareholder of APF. As a result, it is proposed that the Shareholder Agreement be terminated. Accordingly, Unitholders will be asked at the Meeting to consider and if thought appropriate to pass a Special Resolution to terminate the Shareholder Agreement (the "Shareholder Agreement Resolution").

The Board of Directors recommends that Unitholders approve the Shareholder Agreement Resolution.

The form of Shareholder Agreement Resolution is set forth in Schedule "A".

7. **Election of Directors of APF**

The Trust Indenture provides that the members of the Board of Directors of APF are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of APF.

Six (6) nominees have been nominated as Directors of APF to hold office until the next annual general meeting, or until their successors are duly elected or appointed or until a Director vacates his office.

The names and municipalities of residence of the six persons nominated for selection as Directors of APF by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in APF, the period served as Director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Martin Hislop[(1)] Calgary, Alberta	237,721[(5)(6)]	Chief Executive Officer and formerly President; Director since December 8, 1995	Chief Executive Officer of APF
Steven Cloutier[(2)] Calgary, Alberta	263,075[(6)]	President, Chief Operating Officer, Corporate Secretary and Treasurer; Director since December 8, 1995	President and Chief Operating Officer of APF
Donald Engle[(1)(2)(3)] Calgary, Alberta	23,400[(7)]	Director since December 1, 2000 and Chairman of the Board since March 19, 2002	President of Sapphire Resources Ltd., a private oil and gas consulting company
Daniel Mercier[(2)] Okotoks, Alberta	25,000[(7)]	Director since October 1, 1996	Vice President, Operations, SOCO International plc, an international oil and gas exploration company
William Dickson[(1)(3)] Calgary, Alberta	15,306[(7)]	Director since November 1, 1996	Director of Dickson Resources Inc., an oil and gas company
Robert MacDonald Calgary, Alberta	Nil	Nominee	Director, Commercial Banking, CIBC World Markets since October, 1998; prior thereto, Managing Director of Koch Capital, the merchant banking arm of a private U.S. based energy company from March 1998 to October 1998.

Notes:

(1) Member of Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Reserves Committee.
(4) The Trust does not have an executive committee of its Board of Directors.
(5) The spouse of Mr. Hislop also holds 199,142 Trust Units.
(6) Mr. Hislop holds options and rights to acquire 172,708 Trust Units and Steven Cloutier holds options and rights to acquire 147,508 Trust Units, in each case at exercise prices between $7.15 and $9.73, of which the exercise of 76,008 and 76,008 respectively is subject to ratification by Unitholders.
(7) Messrs. Mercier, Dickson and Engle hold 15,858, 22,523 and 35,512 options and rights, respectively, to acquire Trust Units, of which the exercise of 10,858, 10,858 and 15,512 respectively is subject to ratification by Unitholders.

Martin Hislop was an officer of APF Energy Management Inc. (the "Manager") since September of 1994 and became an Officer of APF in December, 1995. From 1986 to July of 1994, Mr. Hislop was President and Chief Executive Officer of Lakewood Energy Inc. and its predecessor, Lakewood Capital Group Inc.

Steven Cloutier was an officer of the Manager since September of 1994 and became an officer of APF in December, 1995. Prior to 1994, Mr. Cloutier was in private law practice.

Mr. Engle is a professional Landman and has been President of Sapphire Resources Ltd., a private oil and gas consulting company, since 1975. From 1996 to May, 2000, Mr. Engle was also President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on the TSX. He is also a Director of CanScot Resources Ltd.

Mr. Mercier is Vice President, Operations for SOCO International plc ("SOCO"), a position he accepted in September, 1998. Prior thereto he was Chairman, Chief Executive Officer and a Director of Territorial Resources, Inc., a Colorado company engaged in international oil and natural gas exploration, which merged with SOCO on September 8, 1998. SOCO is a publicly traded United Kingdom corporation engaged in international oil and natural gas exploration and production.

Mr. Dickson is a consultant, and has provided oilfield operations advice to oil and gas and service companies since 1989, upon retirement as Vice President, Production of Ultramar Oil and Gas Canada Ltd. During that time, he has also been a Director of Dickson Resources Inc., an oil and natural gas company and Arlyn Enterprises Ltd., a vendor of commercial and consumer lubrication oils. From November, 1995 to January, 1997, he was Vice-President of 3-D Reclamation Inc., a company carrying on the business of abandoning and related reclamation of oil and gas wells.

Mr. MacDonald has been Director, Commercial Banking, CIBC World Markets, a subsidiary of a Canadian Chartered Bank, since October, 1998. From March, 1998 to October, 1998 he was Managing Director, Koch Capital, the merchant banking arm of a private, U.S. based energy company. From 1993 to March, 1998, Mr. MacDonald was Vice President, Oil & Gas Group, Canadian Imperial Bank of Commerce. Prior to that, he spent 17 years in other positions within the financial services industry.

The information as to securities beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Trust by the respective persons whose names appear above.

8. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders and to authorize the Directors of APF to fix the remuneration of the auditors. PricewaterhouseCoopers LLP have been the auditors of the Trust since its formation on October 10, 1996.

EXECUTIVE COMPENSATION PRIOR TO INTERNALIZATION OF MANAGEMENT

On December 18, 2002, Unitholders approved the internalization of management of the Trust (the "Internalization of Management"), as described below, and, in connection with the acquisition of the Manager on January 3, 2003 by the Trust, the external management contract structure of the Trust as described below and all related fees were eliminated.

APF Management Agreement

In its role under the APF Management Agreement, as manager of the Trust, the Manager received a management fee (the "Management Fee") for the year ended December 31, 2002. The Management Fee was payable on the date that cash distributions were made to Unitholders, in an amount equal to 3.5% of net production revenues from the oil and gas properties of APF plus Alberta Royalty Tax Credits, less Crown royalties and other Crown charges. Management Fees were deducted in computing royalty income payable to the Trust, to the extent not paid from the residual income of APF. The Trust was entitled to 99% of the royalty income and the Manager retained the other 1%.

The Manager was paid $1,976,054 of Management Fees for the one-year period ended December 31, 2002.

General and Administrative Costs

The Manager was also entitled to reimbursement for general and administrative costs. General and administrative costs are deducted in computing royalty income. General and administrative costs were, through the year ended December 31, 2002, generally charged to APF and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to APF and the Trust pursuant to the APF Management Agreement and the Trust Management Agreement respectively.

The Manager was reimbursed $2.3 million for general and administrative costs for the one-year period ended December 31, 2002.

Acquisition and Disposition Fees

The Manager was also paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by APF. In the event that the interest of APF in the properties or a portion thereof was sold, the Manager was, pursuant to the APF Management Agreement, entitled to receive a disposition fee equal to 1.5% of the sale price of the properties sold, provided that no such fee was payable from proceeds of disposition of Properties which were acquired within one year of such disposition nor on Properties acquired with the proceeds of a divestiture made within one year of the acquisition on which a fee had been paid.

The Manager received a fee of approximately $1.02 million in connection with the acquisition of properties in the 2002 calendar year. This fee was capitalized and included in the adjusted purchase prices of the properties.

No acquisition fee was paid to the Manager with respect to the Internalization of Management or on account of acquisitions, dispositions or property exchanges after October 15, 2002.

Internalization of Management

On January 3, 2003, the Trust indirectly acquired all of the shares of the Manager, and its subsidiaries, and the Manger was amalgamated with APF. This effected the buyout of the management contracts with the Manager and the purchase of the rights to the 1% and 3.5% revenue streams and structuring fee entitlements owned by the Manager.

APF, a wholly-owned subsidiary of the Trust, now provides management and administrative services to the Trust and its subsidiaries, similar to the services provided by the Manager prior to the Internalization of Management.

Trust Unit Options and Rights

The only options and rights to purchase Trust Units of the Trust granted to the independent Directors of APF and the Directors, Officers and employees of the Manager and APF during the financial year ended December 31, 2002 were 441,233 rights at an average exercise price of $9.86. In that financial year, 61,177 options and rights were exercised and 37,234 were forfeited.

The following table sets forth with respect to the independent Directors of APF, and the management Directors and Officers of the Manager and APF, the number of Trust Units acquired on exercise of options and rights during the year and the Unexercised Trust Unit Options/Rights and the Value of in-the-Money Trust Unit Option/Rights at December 31, 2002.

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Trust Unit Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/Rights at FY-End [1] ($) Exercisable/ Unexercisable
Independent Directors	6,666	17,931	10,552/42,780	944/11,902
Management Directors and Officers	33,839	51,018	57,800/226,895	75,668/65,147

The closing price of the Trust Units on the TSX on December 31, 2002 was $9.79.

Rights holders can elect to reduce the exercise price of their rights in future periods by a portion of the future distributions (the "reduction feature") in accordance with the Rights Plan. See "Trust Unit Incentive Plan and Trust Unit Incentive Rights Plan" below. The reduction feature reduces the exercise price by the amount, if any, that cash distributions in any calendar quarter exceed 2.5% of APF's net book value of property, plant and equipment. The above values for unexercised in-the-money options assume that no such election for reduction is exercised.

Performance Chart

The following graph and table compare the change in the cumulative Unitholder return from December 31, 1997 until December 31, 2002, of a $100 investment in Trust Units with the cumulative total return of the S&P/TSX Composite Index and the TSX Oil & Gas Producers Index, assuming the reinvestment of dividends/distributions, where applicable, for the comparable period.

The Total Unitholder Return is shown in the following graph. Details of the distributions are as follows:

Payment Period	Amount
January 1 to December 31, 1998	$1.840
January 1 to December 31, 1999	$1.555
January 1 to December 31, 2000	$1.900
January 1 to December 31, 2001	$3.045
January 1 to December 31, 2002	$1.800
TOTAL	$10.140

INDEX	DEC. 31/97	DEC. 31/98	DEC. 31/99	DEC. 31/00	DEC. 31/01	DEC. 31/02
APF Energy Trust	$100	$104	$121	$159	$192	$210
S & P /TSX Composite	$100	$98	$130	$139	$122	$107
TSX Oil & Gas Producers	$100	$70	$85	$125	$129	$150


Total Return Index Values
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
DEC. 31/97
DEC. 31/98
DEC. 31/99
DEC. 31/00
DEC. 31/01
DEC. 31/02
APF Energy Trust
S&P/TSX Composite
TSX Oil & Gas Producers

REMUNERATION OF DIRECTORS OF APF

For the year ended December 31, 2002, the Chairman of APF was paid an annual retainer of $10,000 and $250 per board meeting (for conference calls, $1,000 if the meeting exceeded one hour and $250 in any other case) and $500 per committee meeting attended, plus expenses of attending such meetings. Each of the other non-management Directors of APF received an annual retainer of $5,000. Payment for attendance at meetings and expenses of attending such meetings were payable on the same basis as for the Chairman. In the fiscal year of the Trust ended December 31, 2002, a total of $65,750 in fees was paid to the non-management Directors of APF.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not now, nor was there any indebtedness outstanding from Directors or Officers of APF or Directors or senior Officers of the Manager or the Trustee to the Trust or APF at any time in the last fiscal year.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Board of Directors of APF has appointed a compensation committee that is comprised of Donald Engle and Daniel Mercier, two of the Directors elected by the Unitholders, and Steven Cloutier, one of the Directors elected by the Manager for the year ended December 31, 2002.

REPORT OF THE COMPENSATION COMMITTEE

Executive Compensation

Pre-internalization

Until recently, the conventional structure of oil and gas trusts was comprised of three entities: a trust (the units of which are publicly traded on a stock exchange), which by contract receives a royalty on oil and gas production from an operating corporation; the operating corporation, which owns the underlying oil and gas assets; and a private corporate which manages the trust and the operating corporation, and which provides all of the employees and services required for the trust and the operating corporation to carry on business. In turn, the managers charged fees for providing these services.

In APF's case, the public entity (the Trust) receives a royalty from APF, and until recently both were managed by a private corporation (the Manager).

During 2002, a number of trusts "internalized" management. These transactions saw the public trusts, either directly or indirectly, purchase the shares of the management companies and thereby eliminate all management fees. APF internalized its management on January 3, 2003. Since then, several other trusts have either announced or completed internalization transactions.

Pre-internalization, the Manager was a private corporation whose Directors were responsible for fixing the compensation of its employees and the cost of providing the services of a highly-skilled staff was charged back by the Manager and recorded on the income statement under "general and administrative expenses", or "G&A". Post-internalization, with the elimination of the Manager, all staff have become direct employees of APF.

Post-internalization

Post-internalization, all staff are employees of APF. APF is a wholly-owned subsidiary of the Trust, and currently has a majority of independent Directors, elected by the Unitholders. Because 2003 represents the first year of operations with internalized management, the Board of Directors of APF as a whole resolved to review the issue of employee compensation, rather than delegating the responsibility to the Compensation Committee. Going forward, it is expected that the Compensation Committee will have primary responsibility for this function and make recommendations to the board.

The independent members of the APF Board of Directors determined that one of the objectives of the internalization should be a go-forward compensation structure that placed APF employees at median industry levels, based on the oil and gas industry as a whole, for base salary, with the opportunity for top-quartile total compensation through a short-term incentive plan ("STIP"). As the Trust has been one of the industry's best performers since inception, the independent members of the APF Board wanted to ensure total employee compensation provided a strong incentive to continue to generate strong returns.

In order to have access to additional resources, the Board of Directors of APF retained an independent consulting firm in late 2002 to provide advice in helping to determine a range of compensation levels. In particular, the mandate of the consultants was to review executive compensation.

After considering the objectives of the internalization, relevant data from the independent consulting firm and other sources of compensation information, the independent members of the APF Board approved 2003 compensation and implemented a new STIP, the first payment under which, if any, will be made in early 2004.

Base Salary

All APF employees receive base salaries commensurate with industry standards. APF has six named Executive Officers, as that term is defined by the *Securities Act*, Ontario. In the case of the Chief Executive Officer and President, each will earn a base 2003 salary of $245,000. In the case of the four Vice Presidents, each will earn a base 2003 salary of $168,000. The independent members of the Board of APF were responsible for fixing the salaries of the officers, while the salaries of the staff were fixed by management. Pre-internalization, the Manager was responsible for setting the salaries of all its officers and employees.

Based on current levels, it is expected at 2003 salaries will amount to approximately $4.4 million.

STIP

The intent of the independent members of the APF Board of Directors was to create a STIP that might allow base employee compensation to move from the industry median to top quartile, if APF generated strong returns for Unitholders. The result was the creation of a STIP that (a) encourages and rewards outstanding employee performance; (b) ensures that the STIP properly aligns the interests of Unitholders and employees; (c) recognizes that all employees should benefit at a base level and participate in a bonus pool; and (d) recognizes that increased responsibility and superior performance at more senior levels should also be rewarded through a performance bonus.

No bonuses will be payable unless the Trust generates at least a 10% total return. If the threshold is met, then a portion of net operating income ("NOI") is allocated to a bonus pool, which will be shared by all employees. The percentage of NOI paid into the pool will increase as total return increases.

Had the new STIP been implemented during 2002, and based on a total return of approximately 18%, there would have been $572,000 paid into the bonus pool.

More senior employees, including the officers, may also be eligible to receive performance bonuses, based on criteria applicable to each individual's responsibilities and the degree to which the employee has distinguished him or herself. Performance bonuses are only paid if the minimum 10% total return threshold is met. The bonuses are entirely discretionary and must be approved by the Board of Directors of APF.

Group RRSP/Savings Plan

In 2001, the Manager implemented a group RRSP whereby officers and employees were eligible to receive up to 5% of base salary by way of a matching contribution to a group RRSP, subject to certain limits. The plan has been carried over post-internalization, and expanded to encompass a savings component, for those employees who do not wish to contribute to an RRSP.

Based on current participation and salary levels, it is expected that 2003 contributions by APF will amount to approximately $200,000.

Long-term Incentive Plan ("LTIP")

APF has an LTIP that is a combination of two plans: one originally created when the Trust was formed in 1996; and another in 2001, in response to the evolution of the oil and gas royalty trust industry.

The first plan (the "Old Plan") is a conventional option plan, whereby options to acquire Trust Units were issued at the then current market price. The options vested in one-third increments on the first, second and third anniversaries of their grant. Since inception, 546,723 such options have been granted, of which 221,193 have been exercised and 115,109 have been cancelled.

In 2001, APF ceased granting options under the Old Plan, after Unitholders approved a Trust Unit rights incentive plan (the "New Plan"). Unlike many public issuers, APF did not re-price and merge the two plans; rather, the old plan was frozen. The New Plan was similar to the Old Plan, except that the strike price of the right may be reduced, at the election of the holder, in accordance with a formula linked to Unitholder distributions and book value of assets. Otherwise, there is the same one-third vesting rule. The first grant under the New Plan was made in March of 2002. During the year, a total of 441,233 rights were granted under the New Plan. As of the date hereof, 25,914 have been exercised and 14,400 have been cancelled.

Under the LTIP and among both plans, therefore, at December 31, 2002, a total of 987,956 rights and options had been granted, of which 200,359 have been exercised and 114,235 have been cancelled. Based on 22,942,417 Trust Units outstanding at December 31, 2002, the 987,956 rights and options outstanding represent 4.3% of the float.

As part of the 2003 compensation, the independent members of the APF Board of Directors have approved a further grant of rights to Officers, Directors and employees. A total of 1,324,560 rights under the New Plan were granted, the exercise of which is subject to Unitholder ratification, bringing the total number of outstanding rights to 1,935,900 or 6.0% of the current float. Because the Trust is only authorized to issue up to 800,000 rights and options (which represents only approximately 2.5% of the float), Unitholder approval will be sought at the upcoming Meeting to increase the maximum number of rights issuable. If Unitholder approval is not obtained, APF intends to implement a plan that will contain substantially all of the terms and conditions of the New Plan, except that the exercise of options will result in APF making a cash payment to the holder equal to the difference between the strike price and the market price, with the benefit being considered employment income.

Employment Agreements

All of the officers have entered into employment agreements with APF. Among the principal terms contained therein are provisions which call for a severance payment if the officer's employment is terminated without cause. The provisions also apply if there is a change in control of the Trust. In the case of the Chief Executive Officer and the President, each is entitled to receive a payment equal to the aggregate of two times the preceding year's base salary, STIP payment and benefits. In the case of the Vice Presidents, each is entitled to receive a payment equal to the aggregate of one times the preceding year's base salary, STIP payment and benefits.

Director Compensation

The APF Board of Directors is currently composed of five individuals, and it is proposed that it be increased to six. Of the six, four Directors are unrelated to management. As a result of the internalization, it is proposed that all six Directors will be elected by Unitholders at the Meeting. In prior years, Unitholders had the right only to appoint a majority of the Director of APF.

The addition of the sixth Director comes after a period of dramatic growth for APF. Since inception in late 1996, the APF Board of Directors has comprised the same five individuals, who have had to assume increased responsibility as APF expanded its operations, growing daily production from 1,600 boe to more than 12,000 boe.

Consistent with public company practice, the unrelated members of the APF board were compensated for the time they dedicated to the supervision of APF's affairs. No compensation has ever been paid to management appointees to the board. Compensation came in the form of an annual retainer, together with fees for meetings, as well as options to acquire Trust Units. The compensation rates for unrelated Directors had not changed since inception. In aggregate, APF's unrelated Directors received $65,750 in fees during 2002 ($56,000 in 2001), and were granted options to acquire 15,000 Trust Units (35,000 in 2001).

Recognizing the ever increasing responsibilities of the APF Board, as well as the prevailing compensation rates for Directors of public entities, APF has adjusted Board compensation. Commencing January 1, 2003, each unrelated Director will receive an annual retainer of $35,000, with the Chairman receiving an additional $15,000 per annum. Fees for the preparation and attendance at meetings of the Board or of committees (other than monthly meetings to review and fix the proposed cash distribution) are $2,000 per Director, per meeting. Fees for the monthly meetings to review and fix the proposed cash distribution are $500 per Director, per meeting.

APF believes that this level of compensation is reasonable given the complexity of APF's business, the time commitment required of each unrelated Director and the prevailing market for highly qualified oil and gas and business professionals.

This report is furnished by the Compensation Committee.

Donald Engle
Daniel Mercier
Steven Cloutier

TRUST UNIT INCENTIVE PLAN AND TRUST UNIT INCENTIVE RIGHTS PLAN (the "Option Plan" and "Rights Plan" respectively)

The Board of Directors of APF approved a trust unit incentive plan for Directors, Officers, employees and consultants of APF which currently permits the granting of options to purchase up to a maximum of 800,000 Trust Units. The number of options and the exercise price thereof is set by the Board of Directors of APF at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. Options granted under the Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon an optionee ceasing to be a Director, Officer, employee or consultant of APF or upon an optionee retiring, becoming permanently disabled or dying. The options are non-transferable and non-assignable. No further options will be granted under the Option Plan.

By resolution of the Board of Directors of APF effective February 1, 1998, the Option Plan was amended to provide that, in lieu of immediate vesting, options shall vest as to one-third in the year following the anniversary date of the grant and as to a further one-third in each of the second and third years following the anniversary date of the grant.

There are currently options to purchase 210,421 Trust Units issued and outstanding under the Option Plan. They are granted at prices from $7.15 to $9.70 and expire between February 2004 and February 2006. No new options will be granted.

On June 6, 2001, the Unitholders approved the creation of the Rights Plan and it has been implemented by the Board of Directors.

At present, the Rights Plan has a maximum of 368,386 Trust Units. The number of rights and the exercise price is set by the Board of Directors of APF at the time of grant, provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant.

Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5% of the Trust's net book capital assets at the end of such calendar quarter result in a downward reduction in the exercise price of the rights at the election of the holder of rights by notice to APF at the time of exercise of the right. The Rights Plan will be administered by the Board of Directors who may also vary the 2.5% threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the rights and extend the exercise period of any rights to a period not exceeding ten years.

Rights granted under the Rights Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon a holder of rights ceasing to be a Director, Officer, employee or a consultant of APF. The rights are non-transferable and non-assignable. The rights vest over a three-year period, with one-third of the rights vesting at the end of each year, and under certain other limited circumstances.

There are currently rights to purchase 1,725,479 Trust Units granted under the Rights Plan, of which the issuance and exercise of 1,383,007 rights is subject to ratification by Unitholders. They were granted at prices from $9.67 to $10.80 and expire between March 2012 and April 2013. See "Matters to be Acted Upon at the Meeting – Exercise of Rights".

CORPORATE GOVERNANCE

General

The TSX Committee on Corporate Governance in Canada has issued a series of guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX has adopted as a listing requirement an obligation of disclosure by each listed entity of its approach to corporate governance with reference to the Guidelines.

APF's Board of Directors and management support the Guidelines for corporate governance. The approach taken by APF, on behalf of the Trust to corporate governance and compliance with the Guidelines is as follows:

Corporate Governance Guidelines	The Trust's Alignment	Comments
1. The Board should explicitly assume responsibility for stewardship and specifically for:	Yes	The Board of Directors of APF (the "Board") expressly accepts responsibility for the stewardship of the Trust to the extent delegated to APF under the Trust Indenture. In general terms, the Board, in consultation with the chief executive officer of APF (the "CEO"), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust's principal objectives.
(a) adoption of a strategic planning process	Yes	A strategic planning process has been adopted by the Board. Each year, the Board meets to review APF's business and operations in the context of broader industry and capital market developments. Given the rapid growth of APF's asset base, the Board supplements these annual meetings with bi-annual meetings where senior management provide detailed information and analysis on APF's past performance, current initiatives and anticipated projects. The plan is reviewed annually once APF's independent engineering report is finalized and its operating and financial results have been released.
(b) identification of principal risks and the implementation of appropriate risk-management systems	Yes	The Board has identified the principal risks of APF and the Trust. Risk-management systems have been implemented and are monitored, by the Audit Committee in respect of internal financial controls, and the Board as a whole for other aspects of the business, such as commodity, foreign exchange and interest rate risks.
(c) succession planning and monitoring senior management	Yes	The Board has established succession planning as one of the objectives of the CEO. The performance of senior management is currently monitored by the Board.
(d) communications policy	Yes	The Board has designated the President, the CEO and the Vice President, Finance as spokesmen for the Trust to ensure effective communication between the Trust, Unitholders, the public and regulatory agencies. The Audit Committee reviews public financial information for recommendation to the Board for approval prior to its release.
(e) integrity of internal control and management information systems	Yes	The Board ensures the integrity of internal control and management information systems through its delegation to the Audit Committee. The Audit Committee reviews the methods of controlling corporate assets and information systems and oversees the financial reporting process in accordance with generally accepted accounting principles.

Corporate Governance Guidelines	The Trust's Alignment	Comments
2. Majority of directors are unrelated and how the conclusion was reached	Yes	Of the six present and proposed directors, four are unrelated. The unrelated directors comply with the definition in the Guidelines, which define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from securityholdings. The Chairman of the Board is one of the unrelated directors.
3. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	Yes	A committee has not been appointed, these duties are currently being undertaken generally by the Board and specifically by the Chairman, who is unrelated to management.
4. Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes	The Board performs this function on an ongoing basis with the assistance of such outside consultants as are required.
5. Provide orientation and education programs for new directors	Yes	All current Board members are provided with regular information specific to APF, as well as continuing education material that touches on a number of relevant topics, such as: commodity markets; risk management; and corporate governance.
6. Consider the size of the Board, with a view to improving effectiveness	Yes	The present Board consists of five members. Recently, the Board has proposed expanding to six, with the nomination of the five incumbents and the new member put forward for selection at the Meeting. The Board will assess, from time to time, whether further expansion is warranted.
7. Review compensation of directors in light of risks and responsibilities	Yes	Effective January 1, 2003, the compensation of the unrelated Directors was adjusted to reflect increased risks and responsibilities. The quantum was determined in the context of compensation rates for Directors of similarly sized public entities, as well as on data provided by an independent compensation consultant. This represented the first adjustment since the Trust's inception in 1996. The Board will assess, from time to time, whether further adjustments are warranted, having reference again to compensation rates for Directors of similarly sized public entities, as well as on data provided by an independent compensation consultants.
8. Committees should generally be composed of non-management directors; and the majority of committee members should be unrelated	Yes	The Reserves Committee is composed entirely of unrelated Directors. The Compensation and Audit Committees are currently composed of a majority of unrelated Directors. It is intended that following the Meeting, the Audit Committee will be constituted entirely of unrelated Directors.

Corporate Governance Guidelines	The Trust's Alignment	Comments
9. Appoint a committee responsible for determining the Corporation's approach to corporate governance issues	Yes	The Audit Committee is currently responsible for governance issues, including recommending to the Board for approval the Trust's disclosures in response to the TSX governance guidelines.
10. Define limits to management's responsibilities by developing mandates for:	Yes	
(a) the Board	Yes	The Board has a broad responsibility for supervising the management of the business and affairs of APF. It has the statutory authority and obligation to protect and enhance the assets of APF in the interest of all Unitholders.
(b) the Chief Executive Officer The Board should approve the Chief Executive Officer's corporate objectives	Yes	The annual business plan based on the strategic plan is reviewed by the Board annually and updated at regular Board meetings. Upon approval, this becomes the mandate of the CEO and President.
11. Establish procedures to enable the Board to function independently of management	Yes	Through the office of the Chairman, who is unrelated to management, the independent members of the Board may initiate discussions and proposals for consideration by the Board as a whole.
12. Establish an Audit Committee with a specifically defined mandate, with all members being outside directors	Yes	The Audit Committee, which is composed of a majority of outside and unrelated Directors, has a written mandate from the Board. It is responsible for reviewing audit functions and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases and annual information forms. It makes inquiries to ensure that management has effective internal control systems in place and meets with the auditors with and without management present.
13. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense	Yes	Individual Directors may engage outside advisors at any time subject to the approval of the Chairman.

DISTRIBUTION REINVESTMENT PLAN

Effective August 1, 1997, the Trust implemented an Automatic Distribution Reinvestment Plan ("ADRP") to provide holders of Trust Units with a means to automatically reinvest sums received on accounts of distributions on Trust Units. Computershare Trust Company of Canada, as Plan Agent (as successor to The Trust Company of Bank of Montreal), may purchase Trust Units through the facilities of the TSX out of distributions paid to it or may purchase Trust Units of the Trust from treasury. Holders of approximately 1% of the issued and outstanding Trust Units are currently participating in the ADRP. The Plan Agent purchases Trust Units as agent for participants in the ADRP, through the facilities of the TSX out of distributions paid to it, at prices not exceeding 110% of the closing market price of at least a board lot of Trust Units on the applicable date of distribution. No Trust Units have, to date, been issued from treasury of the Trust on account of the ADRP.

A participant may terminate participation in the ADRP at any time by written notice to the Plan Agent, being Computershare Trust Company of Canada, 1500 University Street, Montreal, Quebec, H3A 3S8.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of Directors and senior Officers of APF, nominees for Director of APF, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction in the year ending December 31, 2002, or in any proposed transaction which has materially affected or would materially affect the Trust or APF other than as disclosed herein, except with respect to the internalization of management, which was described in the information circular of the Trust dated November 18, 2002.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

APF is not aware of any material interest of any Director, nominee for Director or Officer of APF or any one who has held office as such in the year ending December 31, 2002, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as specifically provided herein.

OTHER MATTERS

APF knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement have been approved by the Board of Directors of APF on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED May 12, 2003

APF ENERGY TRUST
By: APF Energy Inc.

(Signed) *Martin Hislop*
Chief Executive Officer

(Signed) *Alan MacDonald*
Chief Financial Officer

SCHEDULE "A"

A. Trustee Re-Appointment Resolution

BE IT RESOLVED THAT Computershare Trust Company of Canada be appointed as the Trustee of the Trust, until the termination of the Trust or until the Trustee resigns or is removed or replaced, in accordance with the provisions of the trust indenture by which the Trust was established.

B. Rights Exercise Resolution

BE IT RESOLVED THAT the issuance and exercise of 1,383,007 rights issued in excess of the number of Trust Units issuable under the Trust Unit Incentive Rights Plan of the Trust be and it is hereby ratified and approved.

C. Trust Unit Incentive Rights Plan Amendment Resolution

BE IT RESOLVED THAT:

1. The Trust Unit Incentive Rights Plan be amended, as described in the Information Circular of the Trust dated May 12, 2003, to increase the maximum number of Trust Units issuable under the Plan from 368,386 to 2,600,000.

2. Any Director or Officer of APF be and is hereby authorized, for and on behalf of the Trust, to execute and deliver such documents and instruments and take such other actions as such Director or Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

D. Royalty Agreement Amendment Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Royalty Agreement between APF and Computershare Trust Company of Canada on behalf of the Trust be and it is hereby amended to delete the "Restrictions on Future Acquisitions", being Section 2.9 of the Royalty Agreement.

2. The Trustee and the Board of Directors of APF be and they are hereby authorized to settle the form of the amendments to the Royalty Agreement in accordance with the foregoing resolution and to effect all such further or consequential amendments to the Royalty Agreement and other relevant agreements as they may consider necessary or desirable to give effect to and fully carry out the intent of the foregoing resolutions.

E. Unitholders' Rights Plan Resolution

BE IT RESOLVED THAT the implementation by the Trust of the Unitholders' Rights Plan Agreement dated as of April 19, 2003 with Computershare Trust Company of Canada as rights agent, pursuant to which one Right (as defined therein) is issued effective April 19, 2003 in respect of each outstanding Trust Unit of record at 5:00 p.m. (Calgary time) on April 19, 2003 and in respect of each Trust Unit issued thereafter until the earlier of the expiry of such agreement, the date on which the right to exercise the Rights terminates and the

Separation Time (as defined therein), on and subject to the terms as more particularly set forth in the Unitholders' Rights Plan Agreement, be and the same is hereby ratified, confirmed and approved.

F. ***Shareholder Agreement Resolution***

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the Unanimous Shareholder Agreement originally entered into among the Trustee, APF Energy Management Inc. and APF be terminated effective June 11, 2003.

SCHEDULE "B"

UNITHOLDERS' RIGHTS PLAN

At the Meeting, the Unitholders will be asked to consider a resolution ratifying and confirming a Unitholders' Rights Plan Agreement made as of April 19, 2003 between the Trust and Computershare Trust Company of Canada, as rights agent (the "URP").

By resolution of the board of directors of APF dated effective April 19, 2003, the URP was adopted to become effective on such date, as a renewal of the rights plan adopted in 1999, with certain amendments. The URP has been conformed to those recently adopted by a number of other Canadian corporations and trusts. The Board of Directors of APF unanimously recommended the adoption of the URP on behalf of the Trust.

A take-over bid, in accordance with provincial securities legislation, generally means an offer made to Unitholders to acquire securities that, if combined with securities already owned by the bidder and certain related parties, would exceed 20% of the issued securities of the target corporation.

Under current legislation, a take-over bid may expire in 35 days. The board of directors determined that this may not be sufficient time for Unitholders to obtain sufficient information to consider a bid and form a reasoned decision. The board of directors also was concerned that all Unitholders have an equal opportunity to participate in the bid.

The board of directors of APF believes that the URP addresses these concerns. The URP provides for a "Permitted Bid" (described below), being one which must not expire for 60 days.

The URP is not intended to prevent a take-over or deter fair offers for the securities of the Trust and does not affect the duty of the board of directors to carefully and properly consider any offer that is made and to act honestly, in good faith and in the best interest of the Trust and Unitholders. Rather, it is designed to encourage anyone seeking to acquire control of the Trust to make an offer that represents fair value to all Unitholders, to allow Unitholders sufficient time to consider the offer and to permit the board of directors of APF, where appropriate, to explore, develop and evaluate alternatives to maximize the value to Unitholders.

Summary

The terms "Separation Time", "Expiration Time", "Flip-in Event", "Permitted Bid" and "Acquiring Person" used in the following summary are defined in the disclosure respecting the URP which follows this summary.

To implement the URP, the board of directors authorized the issue effective April 19, 2003 of one right (a "Right") in respect of each outstanding Trust Unit to holders of record at 5:00 p.m. (Calgary time) on April 19, 2003 (the "Record Time"). One Right will also be issued in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Trust has entered into the Unitholders' Rights Plan Agreement dated as of April 19, 2003 with Computershare Trust Company of Canada, as rights agent, regarding the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters. The URP will continue in effect only if confirmed by the Unitholders at the Meeting, by a majority vote.

The Rights are not exercisable initially and certificates representing the Rights will not be sent to Unitholders. Until the Separation Time (being generally the tenth day after a bidder has acquired or commences a bid to acquire 20% or more of the voting securities of the Trust, other than by a Permitted Bid), the Rights will be transferred with the associated Trust Units. The Rights will become exercisable and begin to trade separately from the associated units at the close of business on the Separation Time.

Following a transaction which is a Flip-in Event (generally, the acquisition by a person or a group acting in concert of 20% or more of the Trust Units of the Trust), the Rights entitle their holders (other than the Acquiring Person, a transferee of the Acquiring Person and certain related parties) to receive, upon exercise, Trust Units with a market value equal to twice the exercise price of the Right.

The effect of triggering the Rights is to cause a significant dilution of the holdings of a bidder. The bidder can avoid the dilutive effect of the URP by making a bid in accordance with the Permitted Bid provisions.

Amendments

Certain amendments were made in the URP, from the plan that had been in place since 1999, generally to remove discretion given to the board of directors that may have precluded a bid from going forward to Unitholders for consideration and to add an exemption to the definition of "beneficial ownership" for Trust Units subject to a "permitted lock-up agreement".

Terms of the URP

The following is a summary of the terms of the URP.

(a) The Rights

The URP provides that the Rights will not be exercisable until the close of business on the tenth day (the "Separation Time") after the earlier of:

(i) the first date of a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Trust Units other than as a result of certain circumstances specified in the URP, including:

(A) a reduction of the number of Trust Units outstanding;

(B) a "Permitted Bid Acquisition";

(C) acquisitions of Trust Units as a result of certain pro rata transactions;

(D) distributions by the Trust pursuant to a distribution investment plan, specified prospectus offerings, specified private placements or specified exercises of convertible securities; or

(E) in other manners with respect to which the board of directors of APF has waived the application of certain aspects of the URP, in accordance with the URP; and

(ii) the commencement of, or public announcement of an intention of a person to make an acquisition of Trust Units pursuant to a take-over bid that would result in the beneficial ownership by a person or a group of affiliated or associated persons of 20% or more of the outstanding Trust Units; and

(iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

or such later date as may be determined by the board of directors of APF.

Certificates for Trust Units issued after the Record Time but before the earlier of the Separation Time and the Expiration Time will contain a notation incorporating the Unitholders' Rights Plan Agreement by reference.

Promptly following the Separation Time, separate certificates evidencing Rights ("Rights Certificates") will be mailed to the holders of record of Trust Units as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights will expire on the termination of the annual meeting of Unitholders in the year 2008 (the "Expiration Time") unless earlier redeemed by the Trust. Unitholder approval will be required to reconfirm the Unitholders' Rights Plan Agreement at the first annual meeting of Unitholders after a period of three years from the date of the Unitholders' Rights Plan Agreement. The exercise price payable for the Rights and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time by the board of directors of APF, in accordance with the provisions of the Unitholders' Rights Plan Agreement, to prevent dilution upon the occurrence of certain events affecting the Trust Units or in other events that the board of directors of APF, acting on good faith judgment, determines would require an adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a Unitholder of the Trust, including, without limitation, the right to vote or receive distributions. The Trust will receive no proceeds from the issuance of Rights.

Following a transaction that results in a person becoming an Acquiring Person (a Flip-in Event), the Rights will entitle their holders to receive, upon exercise, Trust Units with a market value equal to twice the exercise price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including such person's associates and affiliates and any person acting jointly or in concert therewith and any direct or indirect transferee of such persons) will be void. A Flip-in Event does not include acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid (see below).

A person will not become an Acquiring Person by virtue of entering into a "Permitted Lock-Up Agreement", which in essence is an agreement by a Unitholder to tender Trust Units to a take-over bid, provided the agreement meets certain requirements. These requirements are essentially that (a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available, (b) the Unitholder who has agreed to tender shares to the take-over bid made by the other party to the agreement (the "lock-up bid") be allowed to terminate its obligations under the agreement in order to tender the Trust Units to another take-over bid or support another transaction where the offer price under the other bid or transaction is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the lock-up bid, and (c) no break-up fees or other penalties that exceed in the aggregate the greater of 2 1/2% of the price or value payable under the lock-up bid and 50% of the increase in the consideration resulting from another take-over bid or transaction, shall be payable by the Unitholder if the Unitholder fails to tender its Trust Units to the lock-up bid.

At any time prior to a Flip-in Event, the board of directors of APF with the consent of Unitholders, may redeem all, but not less than all, of the Rights at a price of $0.0001 per Right, as adjusted in accordance with the URP. In addition, if a bidder successfully completes a Permitted Bid or Competing Permitted Bid, then the board of directors shall be deemed to have elected to redeem the Rights at the redemption price.

(b) Permitted Bid

Similar to most of the rights plans that have been implemented in Canada, the URP employs a "Permitted Bid" concept whereby a take-over bid will not trigger the Rights if it meets certain pre-determined standards of fairness. To qualify as a Permitted Bid, the take-over bid must meet the following requirements. It must be made by means of a take-over bid circular to all holders of Trust Units on substantially identical terms. The bidder must agree that the bid will not expire prior to the close of business 60 days following the date of the bid and that 50% of the Trust Units of Independent Unitholders (described below) shall have been deposited pursuant to the bid and not withdrawn, and in such event a public announcement to that effect must be made and the bid must remain open for deposits and tenders of Trust Units for a further 10 days.

The URP allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days. The reduction in the time for acceptance of a Competing Permitted Bid is to allow, as nearly as practicable, all bids to be dealt with by the Unitholders within substantially the same time frame.

(c) Grandfathered Person

The Unitholders' Rights Plan Agreement provides that a person who beneficially owns more than 20% of the outstanding Trust Units as at the Record Time, will be "grandfathered" (such a person is referred to herein as a "Grandfathered Person") and, accordingly will not be deemed to be an Acquiring Person. A Grandfathered Person will cease to be grandfathered if the Grandfathered Person increases his beneficial ownership of Trust Units, other than as a result of specified transactions, or as a result of pro rata acquisitions of Trust Units.

The Trust is not aware of any person who, at the Record Time, was a Grandfathered Person.

(d) Subsequent Amendments

The Unitholders' Rights Plan Agreement may be amended, prior to the date of the Meeting, by the board of directors of APF where it is deemed by the board of directors that such action is necessary or desirable. Thereafter, amendments require confirmation by the Unitholders except for amendments of a technical nature, amendments required to maintain the validity and effectiveness of the URP and amendments required as a result of changes in applicable laws or regulatory requirements.

(e) Exemptions for Investment Advisors

Investment advisors (for client accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than 20% of the Trust Units are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

(f) Unitholder Approval

The adoption of the URP does not require Unitholder approval under the constating documents of the Trust. However, in accordance with TSX requirements, the adoption of the URP must be confirmed by Unitholders at a meeting of such Unitholders by the affirmative vote of a majority of the Trust Units voted by Unitholders present in person or represented by proxy at the meeting.

In addition, the adoption of the URP must be confirmed by Unitholders by the affirmative vote of a majority of the Trust Units voted by Unitholders other than any Unitholder which directly or indirectly on its own or in concert with others, holds or exercises control over more than 20% of the Trust Units of the Trust and associates, affiliates and insiders of such a person.

The foregoing summary of the URP is subject in every case to the particular provisions of the Unitholders' Rights Plan Agreement, a copy of which may be obtained by Unitholders from the Trust, by contacting the Secretary of APF at 2100, 144 – 4th Avenue SW, Calgary, Alberta T2P 3N4.

SCHEDULE "C"

Restrictions on Future Acquisitions.

The Grantor will only make a Future Acquisition if, in its reasonable opinion, it satisfies the following criteria:

(a) the aggregate purchase price of all Properties acquired in the Future Acquisition shall not exceed the undiscounted aggregate projected net cash flow from Established Reserves associated with such Properties over the first seven years from the date of their purchase;

(b) all Properties acquired in any Future Acquisition shall be purchased at a discount of estimated future cash flows before income taxes that is no less than the lesser of: (i) 12%; and (ii) that percentage that is the sum of the percentage yield of long-term Canadian bonds and 4%;

(c) following such Future Acquisition, not more than 45% of the Asset Value of all Properties will be attributable to a single reservoir;

(d) at least 66 2/3% of the Asset Value of all Properties shall be represented by Proven Reserves;

(e) at least 60% of the Asset Value of the Established Reserves of all Properties must have a production history of at least three years;

(f) the reserve life of the Properties acquired in the Future Acquisition will be greater than 10 years;

(g) the purchase price payable pursuant to the Future Acquisition will be based on independent engineering reports, unless:

 (i) the Future Acquisition is from a single vendor acting at arm's length from the Grantor and the purchase price of all Properties to be acquired by the Grantor pursuant thereto is not in excess of the lesser of

  1) $5,000,000; and

  2) 10% of the Asset Value of the Properties immediately before such acquisition; or

 (ii) the Future Acquisition is in areas in which the Grantor already has an interest and the purchase price of all Properties to be acquired by the Grantor pursuant thereto is not in excess of $5,000,000; and

(h) annual Capital Expenditures associated with Properties acquired in the Acquisition will not exceed 10% of the annual net cash flow from such Properties, unless such Capital Expenditures are financed with borrowings or additional issuances of Trust Units.

The Grantor may rely on advice of the Manager in determining whether such criteria are satisfied.



APF ENERGY TRUST

2002 ANNUAL REPORT



TRUST PROFILE

APF Energy Trust is a dynamic, growth oriented, open-ended royalty trust created in December 1996 to provide unitholders with stable distributions based on cash flow generated from high quality oil and gas properties located in Western Canada.

Through strong acquisitions and effective optimization initiatives, APF has increased production by more than 600%, from 1,707 boe/d in the fourth quarter of 1996 to more than 12,000 boe/d at March 2003. Since completing its initial public offering at $10 per unit, the Trust has declared cumulative distributions of $12.32 per unit to March 2003, rewarding unitholders with an internal rate of return of **21%.**

CONTENTS

ANNUAL AND SPECIAL MEETING

The annual and special meeting of unitholders of APF Energy Trust will be held on Wednesday, June 11, 2003 at 3:00 p.m. in the Roxy Theatre at the Sun Life Conference Center (mezzanine level), 140-4th Avenue S.W., Calgary, Alberta.

Strong Acquisitions

- Purchased Kinwest Resources Inc., and Paddle River assets for aggregate consideration of $82.2 million
- Added production at $28,758 per flowing boe
- Added reserves at $7.80 per boe

and

Effective Development

- Brought on production at $6,704 per flowing boe
- Developed producing reserves at $6.26 per boe
- Replaced 130% of production through the drill bit and optimization

deliver

Top Performance

- Generated 18% total return during the year
- Paid out original $10 unit in five years
- Top quartile performer since inception

2002

FINANCIAL HIGHLIGHTS


REVENUE
($000)
19,668
24,707
44,974
69,924
94,021
1998 1999 2000 2001 2002
DISTRIBUTIONS
($/unit)
1.84
1.56
1.90
3.05
1.80
1998 1999 2000 2001 2002
CUMULATIVE
DISTRIBUTIONS
($/unit)
1.51
3.35
4.91
6.81
9.85
11.65
1997 1998 1999 2000 2001 2002

($000 except per unit/boe amounts)	2002	2001	% Change
Revenue	94,021	69,924	34
Per unit	4.59	5.56	(17)
Net operating income	55,566	43,474	28
Per unit	2.71	3.46	(22)
Operating cash flow	43,788	33,995	29
Per unit	2.14	2.70	(21)
Net earnings	11,365	18,144	(37)
Per unit	0.55	1.44	(62)
Distributions	37,766	37,311	1
Per unit	1.81	2.98	(39)
Operating costs per boe	6.35	6.15	3
Operating netbacks per boe	17.83	20.42	(13)
Bank debt	88,000	59,250	49
Market			
Units outstanding (000)			
End of period	22,942	15,584	47
Average	20,470	12,578	63
Trading			
High ($)	11.19	13.40	(16)
Low ($)	9.00	8.75	3
Close ($)	9.79	9.85	(1)
Average daily volume	68,700	46,500	48

OPERATIONAL HIGHLIGHTS


PRODUCTION
(boe/d)
Gas
Oil
3,673
3,654
3,648
5,832
8,532
1998
1999
2000
2001
2002
ESTABLISHED RESERVE VOLUMES
(mboe)
15,611
13,110
13,375
22,042
31,989
1998
1999
2000
2001
2002
ESTABLISHED RESERVE VALUES
($000, NPV 10%)
70,444
69,583
113,494
157,867
259,446
1998
1999
2000
2001
2002

	2002	2001	% Change
Daily Production (Average)			
Oil (bbl)	5,307	3,167	68
Gas (mcf)	18,488	15,391	20
NGLs (bbl)	144	100	44
Total (boe)	8,532	5,832	46
Annual (mboe)	3,114	2,129	46
Production Split			
Oil and NGLs	64%	56%	14
Gas	36%	44%	(18)
Commodity Prices ($)			
Oil (bbl)	33.66	33.64	0
Gas (mcf)	3.83	4.94	(22)
NGLs (bbl)	25.15	30.97	(19)
Average (boe)	29.65	31.94	(7)
Established Reserves			
Oil & NGLs (mbbl)	20,608	13,545	52
Gas (mmcf)	68,290	50,984	34
Total	31,989	22,042	45
Value discounted @ 10% ($000)	259,446	157,867	64

MESSAGE TO UNITHOLDERS



Martin Hislop
Chief Executive Officer

2002 marked another successful year for APF. We applied our continued discipline of buying well and developing effectively and generated a total return of 18%, bringing the Trust's internal rate of return to 21%. This positions APF among the leaders in the royalty trust sector.

Equity Issues ($)	Dec-96	Dec-98	Mar-00	Mar-01	Apr-01	Jun-01	Oct-01	Feb-02	May-02
Issue price	(10.00)	(8.00)	(7.30)	(10.00)	(10.05)	(11.50)	(9.55)	(9.75)	(10.15)
Current market price (1)	10.47	10.47	10.47	10.47	10.47	10.47	10.47	10.47	10.47
Capital appreciation	0.47	2.47	3.17	0.47	0.42	(1.03)	0.92	0.72	0.32
Distributions declared (2)	12.32	8.97	7.04	4.80	4.57	3.97	2.87	2.17	1.72
Total return	12.79	11.44	10.21	5.27	4.99	2.64	3.59	2.89	2.04
Annualized IRR	21%	33%	47%	29%	28%	16%	29%	27%	24%

(1) Closing March 17, 2003

(2) From issue date to March 2003 declared distribution

CORPORATE DEVELOPMENT

During the year, APF's Corporate Development team executed $90.1 million worth of acquisitions through a combination of corporate and asset transactions. Building on the platform APF established in southeast Saskatchewan in 2001, APF acquired Kinwest Resources and the assets of its joint venture partner in a total transaction valued at $59.5 million. The acquisition added 2,000 boe/d of production in southeast Saskatchewan and firmly established APF as a significant player in the area.

The other material transaction was the acquisition of gas assets at Paddle River, in central Alberta, for $22.7 million in mid-December. In order to balance our growing oil production in southeast Saskatchewan and to complement our production base in this gas-prone area, APF strategically targeted merger and acquisition opportunities. The Paddle River property is in proximity to APF's core properties at Sakwatamau and Redwater.

The net result of these activities was a strengthening of our light oil business in southeast Saskatchewan, with a balanced expansion into gas assets in central Alberta.

APF's two largest acquisitions, which accounted for $82.2 million or 91% of total acquisitions, were purchased at an average price of $28,758 per flowing boe and $7.80 per boe in the ground, versus a two-year industry average of $31,901 and $9.83, respectively. In short, APF continued to buy well.



Steven Cloutier
President and Chief Operating Officer

During the latter part of the year APF divested approximately $9.0 million of minor properties. These low working interest, non-operated assets had average production of approximately 318 boe/d. These properties were divested at $28,300 per flowing boe and $10.73 per boe in the ground.

DRILLING AND OPTIMIZATION

The other component to the APF business plan was the continued effective development of our asset base, a trait for which APF has become well known over the years. APF has the largest proportion of operated properties among the royalty trust sector, at more than 90%. We continued to initiate and execute development and optimization strategies that allowed us, for the third consecutive year, to entirely replace what we produced through low-risk drilling and other production enhancement techniques. As a trust, we believe that unitholders place a high degree of importance on our ability to maintain our asset base, as this secures the stability of distributions going forward.

Such an achievement is the result of three components: acquisition of assets that provide a quality inventory of development opportunities; the retention of a portion of our cash flow to fund these initiatives; and the high degree of skill brought to the table by APF's technical team. These were the tools that allowed us to effectively develop our asset base.

EQUITY FINANCINGS

In February 2002, APF completed a $31.7 million equity issue, taking advantage of strong demand for our units. The Trust issued 3.25 million units at $9.75 per trust unit. The proceeds were initially used to repay bank debt, and to provide a future source of funding for APF's drilling program and acquisitions. Our unitholders did not have to wait long to see their capital deployed. In April, APF announced the purchase of Kinwest. As part of that transaction, APF also issued 3.39 million units at a deemed price of $10.15 per trust unit to the shareholders of Kinwest and its joint venture partner.

In aggregate, the Trust raised $66.1 million of equity at an average price of $9.95 per unit in 2002.

INTERNALIZATION OF MANAGEMENT

During 2002, many trusts, including APF, began to review their management structures, specifically the way in which third party managers were compensated. As a result, a number of trusts completed transactions whereby the public entities purchased the shares of the private companies managing the business, thereby eliminating all management fees. On October 30, APF Energy Trust announced that it had reached an agreement with APF Energy Management Inc. (the "Manager") to purchase all of the common shares of the

Manager for $9.25 million, before adjustments for positive working capital. The transaction, which was voted in favour by 97% of unitholders, closed on January 3, 2003. The trend has continued this year, with a number of similar internalization transactions either completed or pending. The result for APF is a simplified corporate structure.

OUTLOOK

Going forward, the plan is to continue to apply the formula that has made APF one of the most successful royalty trusts: to identify, evaluate and execute acquisitions that add value and opportunity. The challenge, as it has always been, is to find the right ones. Currently, commodity prices are at high levels, making it generally more difficult to find undervalued companies and properties. But that really does not represent much of a departure from the environment that has existed since APF was created in late 1996. We are still waiting for a buyer's market.

We have always stated that APF will stay out of the merger and acquisition market if prices become overheated and we are committed to retain that discipline. In the meantime, APF will harvest its inventory of opportunities and strive to replace its production through the drill bit.

We want to thank our employees for their dedication and hard work during the year and our Board of Directors for their guidance.

SUBSEQUENT EVENTS

On February 5, 2003, APF completed the acquisition of Hawk Oil Inc., a Calgary-based gas-leveraged producer with 2,700 boe of daily production, for a total cost of $49.8 million. The acquisition further increased APF's presence in the central Alberta gas trend, increasing daily production to approximately 12,500 boe and raising our gas weighting to about 43%. The purchase also came with approximately 32,000 net acres of undeveloped land and an extensive proprietary seismic database.

With the momentum created by the Hawk purchase, APF did not stay on the side lines for very long. On March 10, 2003, we announced an agreement to purchase the shares of Nycan Energy Corp. which closed on April 23, 2003 in a transaction valued at $41.9 million. With yet a further addition to APF's gas inventory, adjacent to our core property at Countess in southeast Alberta, the acquisition added approximately 1,265 boe/d of production. To finance the all-cash purchase price, the Trust completed a $55.1 million equity issue at $10.40 per unit. The financing closed on April 2, 2003 and resulted in the issuance of 5.3 million units. At the time of printing this report, APF Energy Trust had 32.2 million units outstanding.



Martin Hislop
Chief Executive Officer



Steven Cloutier
President and Chief Operating Officer

April 28, 2003
Calgary, Alberta



OPERATIONS REVIEW



CORE PROPERTIES
Alberta
Saskatchewan
Central Alberta Gas
Central
Alberta Oil
Southeast
Alberta Gas
Southeast Saskatchewan

	Established Reserves (mboe)	(%)
Southeast Saskatchewan	14,283	45
Central Alberta oil	6,746	21
Southeast Alberta gas	5,804	18
Central Alberta gas	5,156	16
Total	31,989	100

As per Gilbert Laustsen Jung Associates Ltd. (GLJ) report, at January 1, 2003

COUNTESS & LECKIE (SOUTHEAST ALBERTA GAS)

The Countess area, which is comprised of both the Countess and Leckie properties, contributes production from a total of 375 natural gas wells. APF has an average working interest of 75.2% in 24,960 acres of land at Countess. At Leckie, APF has a 100% working interest in 22,880 acres of land and a 100% interest in a compressor station. Dry natural gas is produced from the shallow sands of the Belly River, Milk River and Medicine Hat formations. The gas is gathered, dehydrated and compressed in the field and sold under a long-term contract to TransCanada Gas Services. In addition, APF receives custom compression revenue from surplus capacity in two 720-horsepower compressors.



Bonnie Nicol,
Vice President, Operations

Future development of this shallow gas region consists of downspacing from the current 160 acres per well to 80 acres. Wells in the area are drilled with coiled tubing to an average depth of 1,800 feet at a cost of $130,000. Since acquiring the property in 1996, APF has drilled a total of 76 wells, with plans to drill another 40 to 45 wells in 2003.

PEMBINA (CENTRAL ALBERTA OIL)

APF has interests in five Pembina Cardium Units located approximately 116 kilometres southwest of Edmonton, including 100% working interest and operatorship of Champlin-Peruvian Cardium Unit No. 1 and Pembina Cardium Unit No. 20. APF holds non-operated working interests of 7.35% in Pembina Cardium Unit No. 12, 6.78% in Pembina Cardium Unit No. 9, and 1.26% in North Pembina Cardium Unit No. 1.

Light crude oil is produced from a total 581 wells under waterflood programs in the Cardium formation. Oil is treated at batteries associated with each unit and solution gas is gathered and processed through APF's share of the Pembalta gathering system.

Future development plans in these mature oil fields include further downspacing as well as the realignment of water injector wells to improve sweep efficiency.

REDWATER (CENTRAL ALBERTA GAS)

The Redwater area is located northeast of Edmonton, Alberta. APF has an average 60% working interest in 69 producing wells that cover approximately 184 sections of land. Dry natural gas is produced from the Wabamun, Detrital, Basal Quartz, Glauconitic, Sparky, Colony and Second White Specks zones. The production is sold under a combination of short and long-term gas contracts, as well as the spot market.

Future development of this area consists primarily of new drills and recompletions for bypassed pay in the Cretaceous formations which are characterized by multi-zone potential. For 2003, APF intends to add inlet compression to the facilities, and drill or recomplete 12 to 16 wells, relying on a combination of geological and seismic data to improve drilling success.

PADDLE RIVER (CENTRAL ALBERTA GAS)

APF has an average working interest of 39% in 34 wells producing primarily from the Pekisko and Nordegg zones, with secondary production from the Viking and Basal Quartz. The area is easily accessible and near major oil and gas infrastructure. Anselmo, Greencourt, Whitecourt, Corbett and Carson Creek are all included in the Paddle River area. Most of APF's gas in the area is processed through owned capacity in the Paddle River gas plant.

With the application of APF's significant seismic database, the 2003 development plan consists of two new drills as well as the installation of additional inlet compression.

SOUTHEAST SASKATCHEWAN

APF increased its holdings in its largest core area with the $59.5 million acquisition of Kinwest Resources and its joint venture partner. Currently APF derives approximately 35% of its total production from southeast Saskatchewan, operates 90% of this production and has ownership in the infrastructure in each of the major areas. Most of APF's oil pools receive pressure support from a regional acquifier. APF's development program since 2001 has primarily been through the drilling of horizontal wells.

APF will continue to optimize known Mississippian oil pools through horizontal drilling, leveraging off its strong geological and geophysical expertise. In 2003, APF plans to drill another 13 to 18 horizontal wells, as well as reactivate a waterflood program in one of its pools.

Tatagwa

APF has an average 70% working interest in 50 producing oil wells. Production comes from both the Marly and Vuggy zones of the Midale formation. APF also holds an 80% working interest in the central oil battery and water disposal facility and receives processing income from third parties using the facility.

Queensdale

APF holds an average working interest of 75% in 47 oil wells producing from the Frobisher-Alida zone. The Trust also has ownership in three central batteries and water disposal facilities in the area.

Carlyle

APF holds an average working interest of 76% in nine wells producing from the Alida zone. The Trust also holds a 90% working interest in a central battery and water disposal facility at the property.

Macoun

APF has an average working interest of 88% in 20 oil wells producing from the Vuggy zone.

DEVELOPMENT AND OPTIMIZATION

The second element of APF's two-part business strategy –managing effectively– has a number of components, but none is more critical to the equation than the development and optimization of the Trust's asset base. Without an efficient capital program, all of APF's success would be pinned on the execution of merger and acquisition opportunities. APF believes its unitholders will take comfort in the fact that the Trust is effectively managing and mitigating the natural decline of its asset base through low-risk drilling and other production enhancement techniques.

During 2002, APF spent $21.6 million on its capital expenditure program, adding 3.4 mmboe of established producing reserves and 3,221 boe per day of production. In total, the Trust participated in drilling 109 wells (46.7 net) and achieved a 100% success rate.

The bulk of the development effort was directed at two areas: light oil in southeast Saskatchewan and shallow gas in southeast Alberta.

In southeast Saskatchewan, $10.0 million was spent principally on drilling APF's operated properties at Carlyle, Queensdale and Tatagwa. The development strategy continues to be the exploitation of known oil pools through horizontal drilling, targeting the Alida and Midale formations.

In Alberta, total capital expenditures amounted to $11.6 million. Major projects included drilling wells on reduced spacing in the Medicine Hat and Milk River formations at Countess and Cardium oil wells in Pembina, and recompletion and drilling activity within multi-zones at Redwater.



John Ewing,
Vice President, GeoScience

PRODUCTION REPLACEMENT HISTORY


150
100
50
0
Percent
103
125
130
2000
2001
2002
Year

Percentage of production replaced through low risk drilling and other production enhancement techniques only (excluding acquisitions).

For 2003, APF has approved a capital budget of approximately $20 million, before making any adjustments for recently acquired assets that bring drilling opportunities. Factoring these low-risk development projects into the budget may result in incremental expenditures of between $3 million and $7 million.

As in past years, APF's goal will be to entirely replace 2003 production through the drill bit and other production enhancement techniques.

DRILLING HISTORY

The following table sets forth APF's drilling activity for the periods indicated.

Years Ended December 31	2002		2001		2000		1999	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil wells	40	12.0	40	8.9	33	3.2	17	1.0
Gas wells	62	33.0	33	31.3	65	14.8	6	6.0
Other	7	1.7	1	0.1	27	0.5	38	0.7
Dry and abandoned	–	–	2	2.0	–	–	14	0.1
Total	109	46.7	76	42.2	125	18.5	75	7.8
Success Rate		100%		95%		100%		99%


CATERPILLAR

COUNTESS-LECKIE, SOUTHEAST ALBERTA


R17
R16
R15W4
T21
T20
T19
T18

● 2002 APF-drilled gas well APF lands

COUNTESS

Product: Sweet Natural Gas
Producing Zones: Milk River and Medicine Hat
Year Acquired: 1996 - 97
Net Undeveloped Land: 245 acres
Avg. Working Interest: 87% (operated)
Avg. 2002 Production: 1,500 boe/d

2002 Capital Expenditures: $5.7 million
Developed Hydrocarbons at:
$15,600 per flowing boe
$6.00 per boe of reserves

REDWATER, CENTRAL ALBERTA


R23
R22
R21
R20
R19W4
T62
T61
T60
T59
T58
T57

▲ 2002 APF recompletion ● 2002 APF-drilled gas well APF lands

REDWATER

Product: Sweet Natural Gas

Producing Zones: Wabamun, Detrital, Basal Quartz, Glauconitic, Sparky, Colony and Second White Specks

Year Acquired: 2000

Net Undeveloped Land: 36,600 acres

Avg. Working Interest: 60% (operated, non operated)

Avg. 2002 Production: 815 boe/d

2002 Capital Expenditures: $1.7 million

Developed Hydrocarbons at:
- $3,900 per flowing boe
- $3.50 per boe of reserves

PADDLE RIVER, CENTRAL


R11
R10
R9
R8
R7
R6W5
T59
T58
T57
T56

● 2002 APF-drilled gas well   APF lands   ☐ Paddle River gas unit

PADDLE RIVER

Product: Gas and NGLs

Producing Zones: Pekisko, Nordegg, Viking and Basal Quartz

Year Acquired: 2002 (December)

Net Undeveloped Land: 21,900 acres

Avg. Working Interest: 39% (operated, non-operated)

Dec. 2002 Production: 470 boe/d


CARLYLE
R3
R2W2
T8
T7

CARLYLE

Product: Light Oil
Producing Zones: Alida
Year Acquired: 2001
Net Undeveloped Land: 5,100 acres
Avg. Working Interest: 76% (operated)
Avg. 2002 Production: 340 boe/d

2002 Capital Expenditures: $2.4 million
Added Hydrocarbons at:
$4,300 per flowing boe
$8.30 per boe of reserves


QUEENSDALE
R1W2
R34W1
T6

○ 2002 APF-drilled oil well ●— horizontal well APF lands

QUEENSDALE

Product: Light Oil
Producing Zone: Alida
Year Acquired: 2001
Net Undeveloped Land: 1,900 acres
Avg. Working Interest: 75% (operated)
Avg. 2002 Production: 1,020 boe/d

2002 Capital Expenditures: $2.7 million
Developed Hydrocarbons at:
$3,900 per flowing boe
$6.45 per boe of reserves


R16
R15W2
T6
T5

○ 2002 APF-drilled oil well ●— horizontal well APF lands

TATAGWA

Product: Medium Oil
Producing Zones: Midale Marly and Vuggy
Year Acquired: 2001
Net Undeveloped Land: 2,100 acres
Avg. Working Interest: 70% (operated)
Avg. 2002 Production: 850 boe/d

2002 Capital Expenditures: $3.1 million
Developed Hydrocarbons at:
$6,100 per flowing boe
$8.90 per boe of reserves

CORPORATE DEVELOPMENT

as rationalized non-strategic components of APF's asset base. In total, APF executed $90.1 million worth of transactions expanding on its existing core areas of operations. In southeast Saskatchewan, APF added approximately 2,000 boe/d of production, while APF's central Alberta gas area saw a boost of approximately 860 boe/d of production, the details of which are summarized below.



R. Kenneth Pretty,
Vice President, Corporate Development & Land

ACQUISITION OF KINWEST RESOURCES INC.

On May 30, 2002 APF completed the acquisition of Kinwest Resources Inc. and its joint venture partner for aggregate consideration of $59.5 million. The transaction added approximately 2,000 boe/d of production, comprised of 1,800 bbl/d of light oil (90%), and 1,300 mcf/d of natural gas (10%), predominantly in APF's core area of southeast Saskatchewan.

The assets have an average 40% working interest and include oil interests in Alameda, Arcola, Buffalo Head, Handsworth, Macoun, and Workman, and natural gas interests in Peco and Nipac. APF has operatorship of approximately 85% of these assets.


R17
R15
R13
R11
R9
R7
R5
R3
R1W2
R33
R31
R29
R27W1
T15
T13
T11
T9
T7
T5
T3
T1
Kinwest lands
APF lands

ACQUISITION OF PADDLE RIVER PROPERTY


R15
R13
R11
R9
R7
R5
R3
R1W5
R26
R24
R22
R20
R18W4
T66
T64
T62
T60
T58
T56
T54
T52
SAKWATAMAU
REDWATER
PADDLE RIVER
Acquired lands
APF lands

On December 12, 2002 APF completed the acquisition of assets at Paddle River in west central Alberta for $22.7 million. The acquisition added approximately 860 boe/d of production, comprised of 4,200 mcf/d of natural gas (81%) and 160 bbl/d of liquids (19%). Paddle River, proximal to APF's Sakwatamau property, is characterized by year-round access and low operating costs, and is located near major oil and gas infrastructure. The assets have an average 39% working interest in 34 producing wells, including the Anselmo, Greencourt, Whitecourt, Corbett and Carson Creek areas. The transaction also included approximately 44,000 net acres of undeveloped land.

SUBSEQUENT EVENTS

Acquisition of Hawk Oil Inc.

On February 5, 2003 APF completed the acquisition of Hawk Oil Inc., a Calgary-based gas-leveraged company with 2,700 boe/d of production consisting of 9,300 mcf/d of natural gas (57%) and 1,150 of oil (43%) for a total cost of $49.8 million. The acquisition further increases APF's presence in central Alberta. The assets have an average 98% working interest and include production at APF's core area of Paddle River and gas properties at Vermillion and Holmberg. The acquisition also brings with it heavy oil in the Lloydminster and Epping areas of Saskatchewan. Virtually all the production is operated by APF, further increasing the Trust's operatorship to more than 90%. The transaction also came with approximately 32,000 net acres of undeveloped land and an extensive proprietary seismic database.

Hawk's oil and gas assets were evaluated by Gilbert Laustsen Jung Associates Ltd. in a report effective October 1, 2002, a summary of which is set out below.

Reserve Category	Natural Gas (mmcf)	Oil + NGLs (mbbl)	Total (mboe)
Proved producing	7,867	1,612	2,923
Total proved	11,717	3,747	5,700
Proved + probable	16,920	5,608	8,428
Established	14,319	4,678	7,064

Note: Numbers may not add due to rounding



Acquisition of Nycan Energy Corp.

On April 23, 2003 APF completed the acquisition of Nycan Energy Corp., a Calgary-based gas-leveraged producer with approximately 1,265 boe/d of production consisting of 5,700 mcf/d of gas (75%) and 315 bbl/d of oil and natural gas liquids (25%) for a total cost of $41.9 million. The acquisition complements the Trust's existing asset base in southeast Alberta and raises APF's gas weighting to 45%. The major gas assets include properties at Carmangay, Enchant, Little Bow, Long Coulee, Retlaw and Turin. Approximately 65% of daily production is operated by APF. The acquisition also includes approximately 58,000 net undeveloped acres of land. Nycan's oil and gas assets were evaluated by Ashton Jenkins Mann Petroleum Consultants in a report effective October 1, 2002, a summary of which is set out below.

Reserve Category	Natural Gas (mmcf)	Oil + NGLs (mbbl)	Total (mboe)
Proved producing	12,328	461	2,516
Total proved	21,813	722	4,358
Proved + probable	30,994	1,218	6,384
Established	26,404	970	5,371

Note: Numbers may not add due to rounding

Divestiture Activity

After a review of its asset base in the first part of the year, APF divested $9.0 million worth of low working interest, non-operated assets during the third quarter of 2002. The properties had an aggregate year-to-date production of approximately 318 boe/d.

The following table provides a summary of APF's significant acquisitions and divestitures, and demonstrates APF's ability to sell non-strategic assets at top dollar.

Transaction	Type	Month	Total Value ($000)	Total Production (boe/d)	Established Reserves (mboe)	Metrics $/boe/d	Metrics $/boe
Acquisition							
Kinwest	Corp.	May-02	59,500	2,000	7,950	29,750	7.48
Paddle River	Asset	Dec-02	22,700	860	2,594	26,395	8.75
Hawk	Corp.	Feb-03	49,800	2,700	7,064	18,444	7.05
Nycan	Corp.	Apr-03	41,900	1,265	5,371	33,123	7.80
Total			173,900	6,825	22,979	25,480	7.57
Divestiture	Asset	Sep-02	9,000	318	839	28,300	10.73

MERGERS, ACQUISITIONS & DEVELOPMENT: HISTORICAL DEPLOYMENT OF CAPITAL

Since inception, APF has demonstrated the ability to acquire and develop reserves at very attractive rates. The following table illustrates the efficiency of APF's capital program, followed by a breakdown of the capital expenditures for the years indicated.

Efficiency of the Capital Program

	2002	2001	2000	1999	1998
Operating netback ($/boe) [1]	17.83	20.42	21.28	10.11	7.31
F&D costs ($/boe) [2]	7.74	10.73	4.16	7.81	4.30
Recycle ratio [3]	2.30	1.90	5.12	1.29	1.70
Cumulative F&D costs since inception ($/boe)	7.11	6.82	4.57	4.61	4.49

(1) Defined as total revenue less royalties and operating costs.

(2) Finding and development costs (F&D) represent acquisition + drilling and development costs net of divestitures per established reserve additions.

(3) The recycle ratio is a key measure of the efficiency in which new reserves are added. It is defined as the operating netback divided by the F&D costs.

Capital Expenditures

The following table summarizes APF's capital expenditures for the years indicated.

Years Ended December 31	2002	2001	2000	1999	1998
($000)					
Property acquisition	90,101	105,717	13,249	3,895	27,900
Land acquisition	616	239	147	143	130
Seismic	497	208	15	99	62
Drilling and completions	15,890	12,490	3,912	2,232	585
Production facilities	3,684	3,340	1,619	950	500
Other	908	(52)	–	5	(286)
Subtotal	111,696	121,942	18,942	7,324	28,892
Dispositions	(10,569)	(6,903)	(12,393)	(2,326)	(7,334)
Net Capital Expenditures	101,127	115,039	6,549	4,998	21,558

OIL AND NATURAL GAS RESERVES

Gilbert Laustsen Jung Associates Ltd. (GLJ), independent petroleum consultants, prepared a report on the reserves attributable to APF's properties and the present value of the estimated future net cash flow associated with such reserves effective January 1, 2003.

Notes: Gas converted at 6 mcf = 1 boe. NGLs converted at 1 bbl = 1 boe. Established Reserves are 100% of proved reserves plus 50% of probable reserves. The net present value of future cash flow ("NPV") is after deduction of estimated future capital expenditures, royalty burdens, operating expenses and abandonment costs, and before any provision for income taxes, debt service charges and general and administrative expenses. It should not be assumed that the NPV is representative of the fair market value of the assets. NPV is based on GLJ's escalated price forecast as of January 1, 2003, which assumes a base 2003 oil price of US$25.50 per barrel and an AECO price of CDN$5.65 per mmbtu for gas. Reserves are gross company interest reserves before deduction of royalties. Numbers may not add due to rounding.

Reserve Volumes at January 1, 2003

Reserve Category	Natural Gas (mmcf)	Oil (mbbl)	NGLs (mbbl)	Total (mboe)
Proved producing	50,508	14,911	636	23,965
Total proved	59,438	16,684	768	27,359
Proved + probable	77,141	22,836	927	36,620
Established	68,290	19,760	848	31,989

Reserve Values at January 1, 2003

	Net Present Value Discounted at:			
Reserve Category ($000)	0%	10%	12%	15%
Proved producing	334,587	207,960	195,258	179,552
Total proved	379,287	232,816	217,855	199,334
Proved + probable	514,736	286,076	264,793	239,011
Established	447,012	259,446	241,324	219,172

GLJ Forecast at January 1, 2003

Year	Exchange $US/$CDN	WTI Oil $US/bbl	Edmonton Light Oil $CDN/bbl	Alberta Gas $CDN/mmbtu
2003	0.650	25.50	38.50	5.65
2004	0.660	22.00	32.50	5.00
2005	0.670	21.00	30.50	4.70
2006	0.670	21.00	30.50	4.85
2007	0.680	21.25	30.50	4.85

Reconciliation of Reserves

The following table contains a reconciliation of APF's reserves for the most recently completed calendar year.

	Natural Gas (mmcf)		Oil (mbbl)		NGLs (mbbl)		Total (mboe)	
	Proved	Est. (1)	Proved	Est. (1)	Proved	Est. (1)	Proved	Est. (1)
Reserves at January 1, 2002	44,140	50,980	11,258	13,020	482	525	19,100	22,041
Drilling and development	6,940	7,670	1,043	1,381	6	13	2,200	2,672
Technical revisions	3,316	3,228	1,062	898	(44)	(47)	1,573	1,390
Acquisitions	15,050	16,650	5,578	6,757	426	462	8,510	9,994
Divestitures	(3,260)	(3,490)	(320)	(359)	(50)	(53)	(910)	(994)
Production	(6,748)	(6,748)	(1,937)	(1,937)	(52)	(52)	(3,114)	(3,114)
Reserves at January 1, 2003	59,438	68,290	16,684	19,760	768	848	27,359	31,989

Numbers may not add due to rounding

(1) Established

LAND HOLDINGS

In addition to the reserves, GLJ also evaluated APF's 184,715 net acres of undeveloped land at $7.9 million. The value was derived by reference to land sales proximate to APF's undeveloped acreage, APF's applicable working interest, and expiry profile.

	Developed		Undeveloped	
Province	Gross Acres	Net Acres	Gross Acres	Net Acres
Alberta	236,688	133,648	145,585	98,996
Saskatchewan	72,388	34,819	164,657	84,079
Manitoba	640	507	1,893	1,298
British Columbia	1,292	288	1,303	343
Total	311,009	169,263	313,439	184,715

Numbers may not add due to rounding



CORPORATE REVIEW

BUSINESS OBJECTIVES

The goal of APF Energy Trust is to provide unitholders with high and stable cash distributions. To achieve this, the Trust must continually replace and add reserves through acquisitions, drilling and optimization initiatives.

In order to replace reserves and achieve growth, the Trust must be able to identify, evaluate and acquire oil and gas properties. To date, the Trust has demonstrated an ability to complete acquisitions on favorable terms, which have resulted in high and stable distributions for unitholders since inception. On a go-forward basis, APF will continue to use its internal expertise to identify potential acquisitions.

EQUITY ISSUES

On December 17th, 1996, the Trust completed its initial public offering (IPO) of 3.5 million trust units at $10 per trust unit. Since then, the Trust has issued equity several times. A summary of all financings is set out below.

Type	Date	Price ($)	Units (000)	Gross Proceeds ($000)
IPO	Dec-96	10.00	3,500	35,000
New issue	Dec-98	8.00	2,260	18,080
New issue	Mar-00	7.30	1,223	8,928
New issue	Mar-01	10.00	3,301	33,010
Acquisition	Apr-01	10.05	902	9,065
New issue	Jun-01	11.50	3,050	35,075
Private placement	Oct-01	9.55	1,080	10,314
New issue	Feb-02	9.75	3,250	31,688
Acquisition	May-02	10.15	3,385	34,358
Acquisition	Feb-03	9.45	3,990	37,708
New issue	Apr-03	10.40	5,300	55,120
Total			31,240	308,331

DISTRIBUTIONS

Unitholders of record on the record date are entitled to receive monthly distributions. Currently, the record date is the last day of the month. In order to be a unitholder on the record date, units must have been purchased prior to the ex-distribution date, which is two trading days earlier (note that the presence of holidays and weekends may result in the ex-distribution date being more than two calendar days prior to the record date). Units acquired on/or after the ex-distribution date will not qualify for that month's record date, but will qualify for the next record date. Payment to unitholders is made on the 15th day of the following month (note that if the 15th of the month falls on a holiday and/or weekend, the distribution is paid the next business day). As the Trust has an obligation to announce its distribution seven trading days prior to the record date, a news release is generally disseminated between the 18th and 22nd of the month.

Listed below are APF's 2003 key distribution dates followed by a table of historical distributions.

Ex-Distribution Date	Record Date	Payment Date
December 27	December 31	January 15
January 29	January 31	February 17
February 26	February 28	March 17
March 27	March 31	April 15
April 28	April 30	May 15
May 28	May 31	June 16
June 26	June 30	July 15
July 29	July 31	August 15
August 27	August 31	September 15
September 26	September 30	October 15
October 29	October 31	November 17
November 26	November 30	December 15

Distribution Date ($)	2003	2002	2001	2000	1999	1998	1997
January 15th	0.160	0.150	0.220	0.125	0.120	0.475	0.210
February 15th	0.160	0.150	0.250	0.125	0.160	–	–
March 15th	0.165	0.150	0.250	0.125	0.120	0.120	–
April 15th	0.185	0.150	0.225	0.125	0.120	0.120	0.455
May 15th		0.150	0.300	0.125	0.160	0.175	–
June 15th		0.150	0.300	0.135	0.120	0.120	–
July 15th		0.150	0.300	0.135	0.120	0.120	0.420
August 15th		0.150	0.300	0.135	0.135	0.175	–
September 15th		0.150	0.250	0.140	0.125	0.120	–
October 15th		0.150	0.250	0.210	0.125	0.120	0.425
November 15th		0.150	0.200	0.210	0.125	0.175	–
December 15th		0.150	0.200	0.310	0.125	0.120	–
Total	0.670	1.800	3.045	1.900	1.555	1.840	1.510
Cumulative	12.320	11.650	9.850	6.805	4.905	3.350	1.510

TAXATION

Each distribution has a component which is a return of capital and a component which is taxable as income. The portion which is a return of capital reduces a unitholder's adjusted cost base. Each year, in the second half of February, the Trust announces its tax treatment of distributions for the previous year. T-3 tax slips showing the taxable portion of the distributions are then provided to registered unitholders, who in turn generate their own T-3 tax slips for dissemination to beneficial unitholders. The following table provides the Trust's tax breakdown of distributions since inception.

	Total Distributions	Income		Return of Capital	
Year	$	$	%	$	%
2002	1.80	1.14	63.52	0.66	36.48
2001	3.05	1.74	57.18	1.30	42.83
2000	1.90	1.18	62.14	0.72	37.86
1999	1.56	0.53	33.83	1.03	66.17
1998	1.84	0.45	24.63	1.39	75.38
1997	1.51	0.60	39.54	0.91	60.46

Numbers may not add due to rounding



TRADING HISTORY

Trust units of APF are traded on the Toronto Stock Exchange under the symbol AY.UN. At year-end 2002 there were 22,942,417 units outstanding (December 31, 2001 – 15,583,880). The weighted average units outstanding throughout the year were 20,470,210 (December 31, 2001 – 12,578,032). In February 2003, through the acquisition of Hawk Oil Inc., the Trust issued 3,990,474 units. In April 2003 the Trust issued 5,300,000 units through a public offering bringing the number of units outstanding to 32,232,891. The following table sets forth the high, low and closing prices as well as the average daily volume traded for the periods indicated:

Period	High	Low	Close	Avg. Vol/d
1997	$ 10.70	$ 8.75	$ 9.10	9,600
1998	$ 9.75	$ 7.65	$ 8.00	4,900
1999	$ 9.70	$ 7.25	$ 8.10	9,500
2000	$ 10.40	$ 7.00	$ 9.75	10,000
2001	$ 13.40	$ 8.75	$ 9.85	46,500
2002				
First quarter	$ 10.99	$ 9.35	$ 10.85	64,900
Second quarter	$ 11.19	$ 10.08	$ 10.58	68,200
Third quarter	$ 10.89	$ 10.11	$ 10.65	57,400
Fourth quarter	$ 10.71	$ 9.00	$ 9.79	84,300
2003				
First quarter	$ 10.95	$ 9.66	$ 10.30	104,800

CORPORATE GOVERNANCE

APF Energy Trust is committed to ensuring its governance structure provides unitholders with the highest degree of confidence that its business and operations are being undertaken with the unitholders' interests in mind.

The proof of this dedication is reflected in APF's performance year after year, and is the result of very strong stewardship from APF's Board of Directors, the majority of whom are not related to management.

With the recently completed internalization of management, all directors, including those who are related to management, will be elected by the unitholders. In prior years, unitholders had the right to elect a majority of the Board of Directors, while the manager could elect the minority. The current APF Board, set at five members, will be expanded to six, all of whom will be elected at this year's unitholders' meeting. Expansion of the Board will further enhance the efficacy of the Trust's corporate governance structure as APF continues to grow.

Although the APF Board will grow in size, it is committed to ensuring that it does not lose any of its nimbleness, a distinguishing trait since inception. With the execution of merger and acquisition opportunities as one of APF's focal points, it is critical that the Board has the expertise and ability to quickly assess a possible acquisition.

APF's Board meets regularly to discuss the Trust's operations and business. Where circumstances warrant, additional meetings are scheduled to deal with time-sensitive or special business. Excluding monthly meetings to set the cash distribution, APF's Board of Directors will meet eight to 10 times per year. This would include quarterly meetings during which senior management makes a detailed presentation outlining all major operational and financial aspects of the business, for both the recently-completed period and the forward-looking time frame. In addition, the unrelated directors meet to discuss issues outside the presence of the Trust's two senior officers, who also sit on the Board.

Complementing the Board as a whole are its various committees, each of which is comprised either exclusively or largely of unrelated directors. Currently, there are three committees: Audit, Reserves and Compensation. As we believe corporate governance is an area which should be monitored by the Board as a whole, there is no separate corporate governance committee.

HEDGING

As a royalty trust, a critical component to APF's cash management lies in mitigating the risk inherent in a commodity-based business. Given that cash flow is distributed to unitholders on a monthly basis, APF's long-term success is contingent on providing a stable stream of distributions and, when circumstances warrant, increasing those distributions.

Although many investors hold units of APF because they want to participate directly in commodity prices, a significant number of them want to mitigate the volatility associated with the energy sector. To date, APF has demonstrated its ability to effectively manage that risk through commodity hedging, principally through forward sales.

Given APF's continued growth, the Board of Directors has determined that guidelines regarding hedging should now be promulgated, so that unitholders of APF and other interested parties can more clearly understand how APF manages commodity risk.

One of the key assumptions in the preparation of APF's annual budget and forecast of annual distributions is commodity price. APF in the past has adopted GLJ price forecast. APF's goal is to ensure that a portion of the year's distributions, based on certain commodity price assumptions, are protected. In other words, if the January 1 GLJ price forecast estimates the current year's crude oil price to average US$25.50 per barrel, APF would look for an opportunity to sell forward a portion of its production at that level or better.

While this guideline necessarily implies that commodity prices may rise, it must be acknowledged that commodity prices may fall. In that regard, in situations where prices are below those forecasted by GLJ, management's expertise is relied on to ensure that potential opportunities to mitigate that difference are taken advantage of.

As GLJ updates its forecast throughout the year, a new benchmark is established, which in turn will provide price guidance for hedging during the next period.

APF believes that in the ordinary course of business, not more than 40% of production volumes should be hedged. At that level, there is both downside protection, as well as the ability to participate in the upside. The appropriate measurement should be the average production during the quarter, rather than daily, weekly or monthly. As a result of price variations in the futures markets from month-to-month, it may be appropriate to hedge more than 40% of a certain month's production volumes, while hedging fewer volumes in the other two months.

There may be other circumstances where tactical considerations may require APF to hedge more than 40% of production volumes. For example, in order to take advantage of an acquisition opportunity, it might be necessary to lock in prices on certain volumes greater than 40%. In those circumstances, however, it is expected that exceeding the maximum guideline would only be for a limited period, generally not exceeding six to 12 months. Accordingly, approval would be sought from both the Board and our lenders.

As for the time horizon, it is expected that most forward contracts would not be entered into for periods beyond 12 months.

In order to mitigate the potential credit risk of any counter-parties, all transactions are completed with either a Schedule 1 or Schedule 2 chartered bank, with preference given to those institutions with whom APF may already have a credit or investment banking relationship.

The only representatives authorized to transact hedging business for APF are the Chief Executive Officer, the President, or the Vice President, Finance. All contracts must be signed by any two of the aforementioned individuals.



CORPORATE SAFETY, HEALTH, ENVIRONMENT AND RISK POLICY

APF's Safety, Health, Environmental and Risk Policy outlines our dedication to achieving the highest standard of performance. It represents a commitment to foster a corporate culture that proactively anticipates and avoids accidents and environmental incidents.

Acknowledging that this area is an integral part of all business activities, APF has a full-time staff member dedicated to ensuring all our objectives are met. The Safety and Environmental Coordinator reports directly to the Vice President, Operations. Together with the President, these three individuals form the Health, Safety and Environmental Committee, which provides quarterly updates to the Board of Directors of APF in which all issues are discussed.

The following principles guide APF's conduct in achieving its safety, health, environmental and risk management objectives:

- APF will comply with, or exceed where appropriate, all the requirements of applicable laws and regulations with respect to the environment.
- APF will ensure the employees and contract personnel, and others who provide services to APF, are aware of this Policy and implement it.
- APF will assess the potential impact of new projects on our employees and contract personnel, those who provide services to APF, affected persons and the environment, so that effective control measures, including appropriate construction, operating and maintenance procedures are developed and implemented.
- APF will periodically assess all our operations to identify and evaluate safety, health and environmental risks. The results will be acted upon and communicated to our senior management and Board of Directors.
- APF will identify and monitor all sources of emissions, discharges, and waste generation in our operations to ensure the use of sound operating practices to facilitate business planning, and to support pollution prevention.
- APF will promptly report all accidents and potential accidents, to ensure the use of safe operating practices in all our operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS



Alan MacDonald,
Vice President, Finance

The following discussion should be read in conjunction with the audited consolidated financial statements included in this annual report.

PRODUCTION

Production volumes were 46% higher in 2002, primarily as a result of the acquisition of Kinwest Resources Inc. ("Kinwest") and its joint venture partner in May 2002, and the full impact of acquisitions in 2001. The Kinwest acquisition added production in APF's core area of southeast Saskatchewan. Natural production declines were offset by production increases from successful development drilling programs primarily at Queensdale, Carlyle and Tatagwa in southeast Saskatchewan and at Countess in southeast Alberta. The acquisition of production in the Paddle River area closed on December 12, 2002 and the effect of the increased production will be fully recognized in 2003. Production in 2003 will also increase with the 2003 acquisitions of Hawk Oil Inc. in February and the expected closing of Nycan Energy Corp. in April.

Daily Production Volumes	2002	2001	% Change
Crude oil (bbl/d)	5,307	3,167	68
Natural gas (mcf/d)	18,488	15,391	20
NGLs (bbl/d)	144	100	44
Total (boe/d)	8,532	5,832	46

MARKETING

In 2002, APF's production mix was 64% crude oil and NGLs, and 36% natural gas. Crude oil was sold under 30-day evergreen contracts while approximately 53% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 47% sold on the spot market.

PRICES

The benchmark West Texas Intermediate ("WTI") oil price averaged US$26.09 per bbl in 2002, 1% higher than the 2001 average of US$25.94. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted price and adjusted for hedging. APF's oil price averaged $33.66 per bbl in 2002, compared to $33.64 per bbl in 2001.

Crude oil prices averaged US$33.80 per bbl through the first quarter of 2003, due primarily to supply concerns emanating from world events. The uncertainty over crude oil supplies has recently diminished and we have seen a reduction in prices to approximately US$28.00 per bbl. APF expects crude oil prices will continue to be volatile during 2003, but will still exceed the average for 2002.

APF's realized natural gas price for 2002 averaged $3.83 per mcf, 22% lower than the average realized price of $4.94 per mcf in 2001. The benchmark AECO price in Alberta fell by an average of 35 per cent from 2001 levels. However, during the 2002/03 winter season, storage volumes have been drawn down to very low levels as a result of cold temperatures in much of North America, resulting in gas prices being driven up to unusually high levels. APF expects higher gas prices during 2003 as supply concerns dominate the market.

Prices – After Hedging	2002	2001	% Change
Crude oil (Cdn$/bbl)	33.66	33.64	0
Natural gas (Cdn$/mcf)	3.83	4.94	(22)
NGLS (Cdn$/bbl)	25.15	30.97	(19)
Total (Cdn$/boe)	29.65	31.94	(7)

HEDGING

Commodity prices continued to be volatile during 2002. APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price on a portion of the production portfolio. Hedging activities reduced revenues by $3.9 million, reducing the realized oil price by $2.16 per bbl and increasing the natural gas price by $0.04 per mcf. Going forward, APF has the following hedges in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
January to March 2003	Crude oil	Swap	1,367 bbls	US$29.83/bbl
January to March 2003	Crude oil	Collar	1,700 bbls	US$24.82/bbl to US$27.85/bbl
January to March 2003	Natural gas	Collar	2,000 GJ	C$4.00/GJ to C$7.80/GJ
January to December 2003	Natural gas	Swap	1,000 GJ	C$5.80/GJ
April to June 2003	Crude oil	Swap	2,833 bbls	US$28.40/bbl
April to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
April to December 2003	Natural gas	Swap	5,000 GJ	C$6.72/GJ
July to September 2003	Crude oil	Swap	2,667 bbls	US$27.79/bbl
October to December 2003	Crude oil	Swap	1,167 bbls	US$27.54/bbl

REVENUE

Revenue, net of hedging transactions, increased 34% to $94.0 million in 2002 compared to $69.9 million in 2001, due to a combination of higher production volumes partially offset by lower natural gas prices.

(000 except per boe amounts)	2002	%	2001	%
Crude oil sales	$69,390	74	$37,256	53
Natural gas sales	25,534	27	29,485	42
NGLs sales	1,320	1	1,136	2
Hedging	(3,899)	(4)	161	0
Other	1,676	2	1,886	3
Total Revenue	94,021	100	69,924	100
Per boe	$ 30.19		$ 32.85	

ROYALTIES

Royalties per barrel of oil equivalent produced were lower in 2002 due primarily to lower natural gas prices resulting in a lower crown royalty rate under the price-sensitive Alberta Crown royalty program.

(000 except per boe amounts)	2002	2001	% Change
Crown royalties	$ 10,905	$ 7,236	51
Freehold royalties	6,323	4,602	37
Overriding royalties	1,479	1,526	(3)
Total Royalties	18,707	13,364	40
% of revenue after hedging	19.9%	19.1%	4
Per boe	$ 6.01	$ 6.28	(4)

OPERATING COSTS

Operating costs increased 3% in 2002 to $6.35 per boe, due primarily to initial field optimization costs on newly acquired properties and higher energy costs. Continued high energy costs and general higher field costs associated with APF's current property portfolio are expected to negate any operating efficiencies initiated to reduce operating costs in 2003.

(000 except per boe amounts)	2002	2001	% Change
Operating costs	$ 19,748	$ 13,086	51
Per boe	$ 6.35	$ 6.15	3

NETBACKS

The operating netback for 2002 was $17.83 per boe, 13% lower than the $20.42 per boe experienced in 2001 and reflects the 22% decline in natural gas prices during the year.

($/boe)	2002	2001	% Change
Net revenue (after hedging)	30.19	32.85	(8)
Royalties	6.01	6.28	(4)
Operating costs	6.35	6.15	3
Netback	17.83	20.42	(13)

GENERAL AND ADMINISTRATIVE

General and administrative costs increased 38% in absolute terms over 2001 due to the significant increase in the asset base during 2002, but decreased 6% per barrel of oil equivalent produced.

(000 except per boe amounts)	2002	2001	% Change
General and administrative	$ 4,635	$ 3,360	38
Per boe	$ 1.49	$ 1.58	(6)

MANAGEMENT FEE

The Manager received a management fee equal to 3.5% of net production revenue. Management fees increased 31% in 2002 due to the 46% increase in production volumes and the resulting impact on production revenues. Management fees were eliminated with the internalization of the management contract at the end of 2002. In 2003 and future years, no management fees will be charged.

(000 except per boe amounts)	2002	2001	% Change
Management fee	$ 1,976	$ 1,503	31
Per boe	$ 0.63	$ 0.71	(10)

INTEREST

Interest expense decreased 7% during 2002 due to lower interest rates and lower average debt levels. At December 31, 2002, APF had fixed the interest rate on $30 million of debt at an average rate of 3.76% plus applicable stamping fee, with $10 million maturing May 2003 and $20 million maturing November 2003.

(000 except per boe amounts)	2002	2001	% Change
Interest	$ 2,834	$ 3,048	(7)
Per boe	$ 0.91	$ 1.43	(36)

DEPLETION AND AMORTIZATION

Depletion and amortization increased 4% to $9.70 per boe in 2002, reflecting the current cost of acquisitions being higher than the historical average cost.

(000 except per boe amounts)	2002	2001	% Change
Depletion and amortization	$30,200	$ 19,779	53
Per boe	$ 9.70	$ 9.29	4

SITE RESTORATION

Site restoration increased 10% to $0.67 per boe in 2002, reflecting the increase in future estimated costs for site restoration liabilities from 2002 acquisitions.

(000 except per boe amounts)	2002	2001	% Change
Site restoration	$ 2,087	$ 1,293	61
Per boe	$ 0.67	$ 0.61	10

TAXES

Saskatchewan capital tax and federal large corporations tax increased 62% in 2002 and reflected the higher proportion of business in the province of Saskatchewan and higher paid up capital.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. This future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time. In 2002, APF recorded a recovery of income taxes of $7.13 million compared to $5.17 million in 2001, leaving a balance of $39.6 million in future income taxes payable at December 31, 2002.

(000 except per boe amounts)	2002	2001	% Change
Capital and other taxes	$ 1,901	$ 1,172	62
Per boe	$ 0.61	$ 0.55	11
Recovery of future income taxes	$ (7,133)	$ (5,174)	38

INTERNALIZATION OF MANAGEMENT CONTRACT

On December 18, 2002, the unitholders approved the internalization of management and effective December 31, 2002, the Trust acquired all of the shares of APF Energy Management Inc. The acquisition resulted in the elimination of all management fees including the 3.5% fee on net operating income, a structuring fee of 1.5% on acquisitions and dispositions, and the 1% residual royalty.

The total purchase price of the shares, including transaction costs, was $10.9 million, of which $4.6 million was paid in cash and $6.3 million was paid with Trust units, a portion of which are subject to certain escrow provisions. Of the total, $7.3 million was recorded as an expense at December 31, 2002.

(000 except per boe amounts)	2002	2001
Internalization of management contract	$ 7,297	$ –
Per boe	$ 2.31	$ –

NET EARNINGS

Earnings were down 37% to $11.4 million or $0.55 per Trust unit ($0.55 diluted) in 2002 compared to $18.1 million or $1.44 per Trust unit ($1.44 diluted) in 2001. Lower natural gas prices and the cost associated with the internalization of the management contract more than offset higher production volumes.

CASH DISTRIBUTIONS

Cash distributions for 2002 were $37.8 million, or $1.81 per Trust unit, compared to $37.3 million or $2.98 per Trust unit in 2001. The discrepancy between amounts earned and distributions paid to unitholders relates to the timing of the recognition of revenue for accounting purposes. During 2002, APF funded $5.1 million of capital expenditures from cash flow, resulting in a payout ratio of 88%. For 2003, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target payout ratio of 80%.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, APF had a revolving demand credit facility in the amount of $100 million, with a borrowing base of $100 million, of which $88 million was drawn. On February 5, 2003, the credit facility was amended to a revolving committed line of credit with a committed amount of $130 million and a borrowing base of $130 million. The ratio of net debt to total capitalization at the end of 2002 was 28% (28% in 2001).

December 31	2002	2001
Long-term debt ($000)	88,000	59,250
Working capital/(deficiency) ($000)	409	949
Net debt ($000)	87,591	58,301
Units outstanding (000)	22,942	15,584
Market price ($)	9.79	9.85
Market capitalization ($000)	224,602	153,502
Enterprise value ($000)	312,193	211,803
Net Debt to Total Capitalization (%)	28	28

UNITHOLDERS' EQUITY

At December 31, 2002, APF had 22.94 million Trust units outstanding and a market capitalization of approximately $224.6 million.

In February 2002, APF issued 3.25 million Trust units at $9.75 per Trust unit for gross proceeds of $31.7 million. These funds were initially used to reduce bank debt and ultimately to partially finance the Kinwest acquisition. APF also issued 3.39 million Trust units as part of the Kinwest acquisition and accounted for these at a price of $10.65 per Trust unit.

During 2002, 61,177 Trust units (112,424 in 2001) were issued pursuant to the Trust unit incentive plan for total proceeds of $0.5 million ($1.0 million in 2001).

Effective December 31, 2002, APF acquired all of the outstanding shares of APF Energy Management Inc., the Manager of APF. As part of the consideration, 661,850 Trust units were issued of which 293,930 are held in escrow, 150,526 are releasable over a three-year period and 143,404 are releasable over a four-year period. The Trust units held in escrow are eligible for distributions.

On April 2, 2003, APF closed the issue of 5.30 million Trust units at a price of $10.40 each for gross proceeds of $55.1 million.

BUSINESS RISKS

APF is faced with a number of business risks that are inherent in the oil and gas industry and which can have an impact on distributions to unitholders. To mitigate these risks, APF follows appropriate policies and procedures in its ongoing operations and long-term strategic planning.

Financial and market risks associated with commodity prices and foreign currency exchange rates are mitigated through APF actively managing the sale of its own production to maximize price and through the use of a hedging program to hedge commodity prices and foreign currency rates with credit-worthy counterparties. Hedging is employed as a risk management tool and not for speculation. Interest rates can be fixed through interest rate swaps.

There are inherent operational risks associated with oil and natural gas production, relating to the ability to produce, process and transport oil and natural gas; the ability to replace production and maintain reserves and environmental and safety risks associated with well and production facilities. To mitigate these risks, APF employs a strategy of operating a significant portion of its production, thereby providing greater control over operations; APF employees and contractors adhere to APF's safety program and stay current on changes to operating practices, and APF maintains insurance coverage to minimize the impact of operational losses.

APF's ability to grow is dependent upon its ability to raise debt and equity capital in the Canadian capital markets. APF has lines of credit with three Canadian financial institutions that provide debt financing for acquisitions. The issue of new equity allows APF to pay down debt while continuing to make acquisitions. If Canadian debt or equity markets were to become inaccessible to APF, it may affect the ability of APF to continue to replace production and maintain distributions.

Changing government royalty regulations, income tax laws, incentive programs relating to the oil and gas industry and changes in securities legislation are all examples of regulatory changes that can affect APF's activities.

Sensitivities to 2003 cash distributions are as follows:

	($000)	Per Trust Unit
Crude oil price – US$1/bbl	3,022	$ 0.10
Natural gas price – CDN$0.10/mcf	981	$ 0.03
US/CDN exchange rate – $0.01	1,992	$ 0.07
Interest rate – 1.0%	979	$ 0.03
Crude oil production – 100 bbl/d	676	$ 0.02
Natural gas production – 1 mmcf/d	1,130	$ 0.04

These sensitivities include the issue of 5.30 million new Trust units in April 2003 and assumes the acquisition of Nycan closes at the end of April 2003.

OUTLOOK

The acquisitions of Kinwest, Hawk Oil and the soon to close Nycan Energy, have enhanced the property portfolio of APF. With a market capitalization of more than $300 million, production in excess of 13,000 boe/d and established reserves of 44 mmboe following the acquisition of Nycan, APF is well positioned to build for the future.

APF's growth will continue from its strategy of buying well and exploiting its land base through low-risk development drilling, recompletions and field optimizations. APF expects to spend $20 million on these initiatives in 2003.

APF is committed to pursuing acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value. Despite the current volatility in the commodity markets due to world events, APF is committed to maintaining stable cash distributions over the long-term and believes that the outlook for both crude oil and natural gas pricing remains strong.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the consolidated financial statements and the preparation of all other financial information included in the annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and where applicable, amounts based on management's best estimates and judgment.

Management has established procedures and systems of internal control designed to provide reasonable assurance that assets are safeguarded and that accurate financial information is produced in a timely manner.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and, through its Audit Committee, ensuring that management fulfills its responsibilities for financial reporting. The Audit Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the consolidated financial statements and recommends their approval to the Board of Directors. PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the unitholders of APF Energy Trust, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.



Martin Hislop
Chief Executive Officer



Alan MacDonald
Vice President, Finance

Calgary, Alberta
April 2, 2003

AUDITORS' REPORT

TO THE UNITHOLDERS OF APF ENERGY TRUST

We have audited the consolidated balance sheets of APF Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of operations and accumulated earnings, cash flows and cash distributions and accumulated cash distributions for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta
April 2, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31	2002 $	2001 $
ASSETS		
Current assets		
Cash	950,402	2,042,909
Accounts receivable	21,111,316	9,979,202
Other current assets	2,778,962	2,376,422
	24,840,680	14,398,533
Site restoration fund	783,778	29,389
Goodwill (note 7)	11,475,761	–
Property, plant and equipment (note 5)	260,526,682	183,748,484
	297,626,901	198,176,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	16,943,193	10,024,004
Due to APF Energy Management Inc. (notes 8 and 13)	3,923,164	1,087,685
Cash distribution payable	3,564,891	2,337,582
	24,431,248	13,449,271
Future income taxes (note 12)	39,624,685	29,430,306
Long-term debt (note 8)	88,000,000	59,250,000
Site restoration liability (note 6)	6,227,096	3,637,539
	158,283,029	105,767,116
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 10)	214,405,160	141,068,870
Accumulated earnings	35,588,861	24,224,117
Accumulated cash distributions	(110,650,149)	(72,883,697)
	139,343,872	92,409,290
	297,626,901	198,176,406

Contingencies and commitments (note 16)

Approved on behalf of the Board,



Director



Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

For the years ended December 31	2002 $	2001 $
Revenue		
Oil and gas	92,344,559	68,038,666
Royalties expense, net of ARTC	(18,707,274)	(13,363,789)
Other	1,676,257	1,885,657
	75,313,542	56,560,534
Expenses		
Operating	19,747,770	13,086,271
General and administrative (note 13)	4,634,877	3,360,236
Management fee (note 13)	1,976,054	1,503,291
Interest on long-term debt	2,833,841	3,047,933
Depletion and amortization	30,200,479	19,778,736
Site restoration	2,087,066	1,292,645
Capital and other taxes	1,901,296	1,172,302
Internalization of management contract (note 8)	7,297,325	–
	70,678,708	43,241,414
Income before income taxes and minority interest	4,634,834	13,319,120
Recovery of future income taxes (note 12)	(7,133,279)	(5,173,528)
Income before minority interest	11,768,113	18,492,648
Minority interest (note 13)	403,369	348,984
Net income	11,364,744	18,143,664
Accumulated earnings – Beginning of year	24,224,117	6,080,453
Accumulated earnings – End of year	35,588,861	24,224,117
Net income per unit – Basic and diluted	0.55	1.44

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net income for the year	11,364,744	18,143,664
Items not affecting cash		
Depletion and amortization	30,200,479	19,778,736
Minority interest	403,369	348,984
Future income taxes	(7,133,279)	(5,173,528)
Internalization of management contract	7,036,629	–
Site restoration	2,087,066	1,292,645
Site restoration expenditures (note 6)	(170,611)	(395,611)
	43,788,397	33,994,890
Net change in non-cash working capital items		
Accounts receivable	(7,993,847)	339,583
Other current assets	(327,747)	(992,615)
Accounts payable and accrued liabilities	6,536,962	(2,412,295)
Due to related party/APF Management	(1,087,685)	401,697
Cash distribution payable	1,227,309	766,923
	(1,645,008)	(1,896,707)
Site restoration fund reserve	(754,389)	(29,389)
Cash distributions	(37,766,452)	(37,310,851)
	3,622,548	(5,242,057)
Investing activities		
Purchase of Alliance Energy Inc.	–	(38,866,268)
Kinwest Acquisition	(17,361,190)	–
Additions to property, plant and equipment	(20,978,686)	(16,224,837)
Purchase of oil and natural gas properties	(28,574,217)	(47,569,698)
Proceeds on sale of properties	10,569,331	6,903,199
Changes in non-cash working capital items – accounts payable	(560,244)	3,957,190
	(56,905,006)	(91,800,414)
Financing activities		
Issue of units for cash	32,250,016	78,394,000
Issue of units for cash upon exercise of stock options	553,982	990,492
Unit issue costs	(1,860,678)	(5,080,804)
Proceeds on issue of long-term debt – net	21,650,000	25,064,445
Distribution to 1% minority interest	(403,369)	(348,984)
	52,189,951	99,019,149
Change in cash during the year	(1,092,507)	1,976,678
Cash – Beginning of year	2,042,909	66,231
Cash – End of year	950,402	2,042,909
Supplemental information (note 15)		

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

For the years ended December 31	2002 $	2001 $
Oil and gas sales	92,344,559	68,038,666
Other	1,676,257	1,885,657
Gross overriding royalties and lessors' royalties	(7,802,341)	(6,128,274)
	86,218,475	63,796,049
Less		
Operating costs	19,747,770	13,086,271
General and administrative	4,316,930	2,893,732
Management fees	1,976,054	1,503,291
Debt service charges (including interest and principal)	2,833,841	3,047,933
Site restoration fund contribution	925,000	425,000
Capital and other taxes	1,901,296	1,172,302
Capital expenditures funded from cash flow	5,143,562	–
	36,844,453	22,128,529
Income subject to the Royalty	49,374,022	41,667,520
99% of income subject to the Royalty	48,880,283	41,250,845
Crown charges, net of Alberta Royalty Tax Credit	(10,795,884)	(7,163,159)
General and administrative costs of the Trust	(317,947)	(466,504)
	37,766,452	33,621,182
Repayment of capital	–	3,689,669
Cash distributed and available to be distributed	37,766,452	37,310,851
Cash distributed to date	34,201,561	34,973,269
Cash distribution payable	3,564,891	2,337,582
Actual cash distribution declared per unit	1.81	2.98
Opening accumulated cash distributions	72,883,697	35,572,846
Distribution declared and paid	34,201,561	34,973,269
Distribution declared and payable	3,564,891	2,337,582
Closing accumulated cash distributions	110,650,149	72,883,697

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1 BASIS OF PRESENTATION

APF Energy Trust (the "Trust")

The Trust is an open ended investment trust formed under the laws of the Province of Alberta. The beneficiaries of the Trust (the "Unitholders") are holders of royalty units issued by the Trust (the "Units").

APF Energy Inc. ("Energy")

Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, including certain initial properties and granting a royalty thereon to the Trust.

APF Energy Limited Partnership ("LP")

The LP was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties and granting a royalty thereon to the Trust.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Trust, Energy and the LP and are referred to as "APF". Although there is no legal ownership between these entities, Energy and the LP through the royalty, effectively transfer all of the economic benefits of their operations to the Trust. The Unitholders also have the right to elect a majority of the directors of Energy.

Property, plant and equipment – oil and natural gas

APF follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in a cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements, which extend the economic life of the property, plant and equipment are capitalized. No general and administrative costs have been capitalized.
Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more.

Ceiling test

APF places a limit on the aggregate cost of capital assets which may be carried forward for amortization against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion, site restoration and future taxes are limited to an amount equal to estimated undiscounted future net revenues from proven reserves based on year end prices, plus the unimpaired costs of non-producing properties less estimated future general and administrative expenses, site restoration costs, management fees, financing costs and income taxes related to Energy that are not passed on to the Trust. Future distributions to Unitholders whether or not they are required under the Trust Indenture are not considered as future financing costs for purposes of the ceiling test. Costs and prices at the balance sheet dates are used. Any costs carried on the balance sheet in excess of the ceiling test amount are charged to earnings.

Depletion and amortization

The provision for depletion and amortization of oil and natural gas assets including tangible equipment is calculated using the unit-of-production method based on the estimated working interest share of proven reserves before royalties. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Site restoration and abandonment

The provision for estimated site restoration costs is determined using the unit-of-production method. Actual site restoration costs are charged against the accumulated provision.

Other equipment

All other equipment is carried at cost and is depreciated over the estimated useful life of the assets at annual rates varying from 10% to 30%.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets received and is assessed at least annually for impairment. The amount of the impairment is determined by deducting the fair value of APF's assets and liabilities from the fair value, to determine the implied fair value of goodwill and comparing that amount to the book value of APF's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount.

Joint ventures

Substantially all oil and natural gas production and exploitation activities are conducted jointly with others. Accordingly, the accounts reflect APF's proportionate interest in these activities.

Trust per unit calculations

The Trust has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

The per unit income calculations are based on the weighted average number of units outstanding during the period. (2002 – 20,470,210 units; 2001 – 12,578,032 units). The dilutive per unit calculations were based on additional incremental units of 57,569 from the incentive plans for a total of 20,527,779 (2001 – 29,928 and 12,607,960 units respectively).

Cash distributions declared per unit amount is based on actual distribution for units outstanding at the time of declaration.

Hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to the Unitholders based upon funds available for distribution.

Trust unit-based compensation plan

The Trust has a fixed Trust Unit option plan which is described in note 11. No compensation expense is recognized for this plan when Trust Units or Trust Unit options are issued to employees. Any consideration paid by employees on exercise of Trust Unit options or purchase of Trust Units is credited to Unitholders' investment account.

Income taxes

The Trust is an inter vivos trust for income tax purposes. As such, the Trust is taxable on any taxable income which is not allocated to the Unitholders. The Trust intends to allocate all taxable income to Unitholders. Should the trust incur any income taxes, the funds available for distribution will be reduced accordingly. Provision for income taxes is recorded in Energy at applicable statutory rates. Provision for income taxes is recorded in Energy using the liability method of accounting whereby the future income tax effect of any difference between the accounting and income tax basis of an asset or liability is booked.

Management estimates

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, amortization and ceiling test calculations for capital assets including future abandonment liabilities as they are based on engineering reserve estimates and estimated future costs.

NOTE 3 CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, APF adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation which apply to rights granted on or after January 1, 2002. APF does not record any compensation cost on grants to employees and directors.

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of natural gas properties. Therefore it is not possible to determine a fair value for the rights granted under the rights plan.

As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price

at the date of the financial statements. For the year ended December 31, 2002, the charge to net income for the estimated cost associated with rights granted under the plan on or after January 1, 2002 would be $137,021.
Effective January 1, 2001, the treasury stock method was adopted for calculating diluted earnings per unit. Under this method, all in the money options are assumed issued and the proceeds from exercise are assumed to be used to purchase units at the average market price during the year. The incremental units are included in the denominator of the diluted earnings per unit calculation. The impact of the adoption of the new standard resulted in no change to the diluted net income per share.

NOTE 4 ROYALTY

The Royalty is granted to the Trust pursuant to the Royalty Agreement. The Royalty consists of an entitlement to 99% of Royalty Income. The Royalty does not constitute an interest in land and the Trust is not entitled to take its share of production in kind.
"Royalty Income" means Net Production Revenues less the aggregate of the Debt Service Charges (including principal and interest), Management Fees (to the extent Other Revenues are insufficient to pay the Management Fees), G&A and taxes (including income taxes) or other applicable charges payable by Energy, less any advances made pursuant to the credit facilities of Energy to fund the payment of such costs and charges, which included changes to the working capital reserve and which, after July 1, 1998, provides for a working capital reserve to be maintained in Trust.
"Net Production Revenue" means:
a) the amount received by Energy in respect of the sale of its interest in all Petroleum Substances produced from the Properties, together with net profit or loss from commodity price swaps (but not including ARTC, proceeds of disposition of Properties or Other Revenues);
less:
b) Operating Costs and all other expenditures paid or payable by or on behalf of Energy in respect of operating the Properties including, without limitation, the costs of gathering, treating, compressing, processing, transporting and marketing all Petroleum Substances produced from the Properties and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties and lessors' royalties, but excepting Crown Royalties and other applicable charges;
c) capital expenditures intended to improve or maintain production from the Properties, (but not to acquire Additional Properties or Replacement Properties), in excess of amounts borrowed or designated as Deferred Purchase Obligations in respect thereof, but not in excess of 10% of the annual net cash flow from the Properties;
d) net contributions to Energy's Site Restoration Fund and the Cash Reserve;
e) costs otherwise reimbursed by proceeds of business interruption, property damage and third party liability insurance less any such proceeds;
f) costs of generating Other Revenues; and
g) amounts required to be paid to the Trustee pursuant to the Trust Indenture, including, without limitation, amounts to be paid pursuant to indemnification provisions.

Energy and the LP are required to pay to the Trust on each Cash Distribution Date, 99% of Royalty Income received by Energy and the LP from the Properties for the period ending on the last day of the month immediately preceding the Cash Distribution Date.
The Trust pays Energy and the LP 99% of the Crown Royalties and other Crown charges in respect of production from or ownership of the Properties. Energy and the LP are at all times entitled to set off their right to be so reimbursed against its obligation to pay the Royalty.
Energy and the LP use Other Revenues to pay Management Fees, purchase Permitted Investments, pay for Additional Properties, Replacement Properties and capital costs, for net losses, if any, from currency swaps and for general corporate purposes, or to repay borrowing for such purposes.

NOTE 5 PROPERTY, PLANT AND EQUIPMENT

	2002 $	2001 $
Property, plant and equipment	340,188,499	233,209,822
Accumulated depletion and depreciation	(79,661,817)	(49,461,338)
	260,526,682	183,748,484

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2002 amounted to $7,934,000 (2001 – $4,928,000).

NOTE 6 SITE RESTORATION

Energy and the LP are responsible for future site restoration costs on all properties. At December 31, 2002 the future undiscounted estimated costs for the site restoration liabilities were $29,858,000, of which $6,227,096 has been provided for. The current year provision was $2,087,066 (2001 – $1,292,645).

A site restoration fund was established to fund future site reclamation and abandonment costs. Contributions to the site restoration fund during the year totalled $925,000 (2001 – $425,000) and have been deducted in calculating the income subject to the royalty. Expenditures for site restoration activities in 2002 were $170,611 (2001 – $395,611).

NOTE 7 ACQUISITIONS

a) **Kinwest Energy Inc.**

Effective May 30, 2002, Energy acquired all of the issued and outstanding shares of two private corporations, Kinwest Energy Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

	2002 $
Net assets acquired at assigned values	
Bank overdraft	(3,045,701)
Other working capital	1,641,226
Property, plant and equipment	63,483,000
Goodwill	11,475,761
Debt assumed	(7,100,000)
Site restoration liability	(673,102)
Future income taxes	(15,410,013)
Total net assets acquired	50,371,171
Financed by	
Cash	13,042,044
Trust units issued (3,385,510 trust units)	36,055,682
Acquisition cost – due to related party	838,642
Acquisition costs	434,803
Total consideration	50,371,171

b) **Alliance Energy Inc.**

Effective April 11, 2001, Energy acquired all of the outstanding shares of Alliance Energy Inc. ("Alliance"). In aggregate the purchase price was satisfied by the payment of $35.3 million in cash, the issuance by the Trust of 0.9 million Trust Units at a deemed price of $10.05 per Trust Unit and the assumption of $8.45 million of debt.

Prior to Energy entering into an agreement to acquire Alliance, Alliance had agreed to acquire certain producing properties from an arm's length third party. The total consideration after adjustments was $42.5 million.

The acquisition of Alliance, excluding the properties noted above which are included in purchase of oil and natural gas properties, were accounted for using the purchase of an asset method of accounting with net assets acquired and consideration paid as follows:

	2001 $
Net assets acquired at assigned values	
Bank overdraft	(1,453,135)
Working capital deficiency	(1,172,881)
Capital assets	88,098,535
Long-term debt	(8,450,000)
Future income taxes	(29,950,852)
Provision for site restoration costs	(597,464)
Total net assets acquired	46,474,203
Financed by	
Trust units issued (901,599 trust units)	9,061,070
Bank financing	35,328,536
Acquisition costs – due to related party	701,143
Acquisition costs	1,383,454
Total consideration	46,474,203

NOTE 8 INTERNALIZATION OF MANAGEMENT CONTRACT

On December 18, 2002, Unitholders approved the acquisition of APF Energy Management Inc. (the "Manager"), effective December 31, 2002. The total cost included $9.25 million to purchase the management contract, plus the cost of acquiring the working capital of the Manager and related transaction costs. Total consideration for the transaction consisted of a cash payment of $3.9 million and the issuance of 608,185 Trust Units to the shareholders of the Manager as detailed below:

	2002 $
Net assets acquired	
Cash	418,801
Working capital	629,363
Property, plant and equipment	4,512,104
Future income taxes	(1,917,644)
	3,642,624
Internalization of management contract expensed	7,297,325
	10,939,949
Total consideration	
Cash	3,923,164
Trust units (608,185 trust units)	6,337,288
Transaction costs	679,497
Total purchase price	10,939,949

Although the transaction did not close until January 3, 2003, all of the major conditions, including unitholder and regulatory approval, had been obtained by December 31, 2002. Accordingly, the transaction has been accounted for in 2002.

The consideration is to be paid through the issue of Trust Units is partially subject to escrow restrictions. In the case of Mr. Martin Hislop, Chief Executive Officer, 100% of the 150,526 Trust Units to be issued are subject to escrow for 3 years, released as to one third on each anniversary date of the transaction. In the case of Mr. Cloutier, President and Chief Operating Officer, 80% of the 125,590 Trust Units to be issued are subject to escrow for 4 years, released as to one quarter on each anniversary date of the transaction. The remaining Trust Units to be issued to non-management shareholders of the Manager were not subject to escrow restrictions. Retention bonuses paid by the Manager to three other officers were used to subscribe for 53,665 Trust Units at a price of $10.482 per Trust Unit at closing. These Trust Units are subject to the same escrow restrictions as those Trust Units issued to the President.

Prior to the acquisition, APF paid fees to the Manager equal to 3.5% of net production revenue, structuring fees of 1.5% on the purchase price of acquisitions and dispositions, as well as the right to the residual 1% royalty. The internalization resulted in the elimination of all such fees under the management agreement.

NOTE 9 LONG-TERM DEBT

	2002 $	2001 $
Bank loans	88,000,000	59,250,000

At December 31, 2002, APF had a revolving demand credit facility with a syndicate of Canadian resident financial institutions. The total facility of $100.0 million was limited to the borrowing base as determined from time to time by the lenders, which at December 31, 2002 was $100.0 million. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The debt bears interest based on a sliding scale tied to APF's debt to cash flow ratio, from a minimum of the bank's prime rate plus 0.125% to a maximum of the prime rate plus 1.5% (2001 – bank prime plus 0.125% to 1.5%) or where available, at Banker's Acceptances rates plus a stamping fee of 1.125% to 2.5% (2001 – 1.125% to 2.5%). The debt is collateralized by a $125.0 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts. At December 31, 2002, the rate was bank prime of 4.5% plus 0.25%.

On February 5, 2003, in conjunction with the acquisition of Hawk Oil Inc. (note 16), APF and its lenders amended the credit facility to enable APF to extend the revolving period for an additional 364 days by giving notice to the lenders no earlier than 180 days and no less than 90 days prior to the end of the revolving period. If the revolving period is not extended, the outstanding principal will be converted to a one-year non-revolving term loan commencing on the day immediately following the end of the then current revolving period. During the one-year term period, APF will pay 1/6th of the outstanding principal on the 180th day after the commencement of the one-year term period and 1/12th of the outstanding principal on the 90th day thereafter. The total facility was increased to $130.0 million, with a borrowing base on February 5, 2003, of $130.0 million. The debt will bear interest based on a sliding scale tied to APF's debt to cash flow ratio, from a minimum of the bank's prime rate plus 0.125% to a maximum of the prime rate plus 1.625%, or where available, at Banker's Acceptances rates plus a stamping fee of 1.125% to 2.00%. The debt will be collateralized by a $175.0 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

NOTE 10 UNITHOLDERS' INVESTMENT ACCOUNT

	2002		2001	
	Units	Amounts $	Units	Amounts $
Balance – Beginning of year	15,583,880	141,068,870	7,139,357	57,704,112
Issued to acquire Alliance	–	–	901,599	9,061,070
Issued for Kinwest Acquisition	3,385,510	36,055,682	–	–
Issued for cash	3,303,665	32,250,016	7,430,500	78,394,000
Cost of units issued	–	(1,860,678)	–	(5,080,804)
Units reserved for issuance (note 8)	608,185	6,337,288	–	–
Issued under the Trust Unit Incentive Plan	61,177	553,982	112,424	990,492
	22,942,417	214,405,160	15,583,880	141,068,870

The holders of Units are entitled to vote at any meeting of the Unitholders.

In 1999, the Trust created a Unitholders' Rights Plan and authorized the issuance of one right in respect of each Unit outstanding. Each right would allow Unitholders in specified circumstances, to acquire, on payment of an exercise price of $50.00, the number of Units having an aggregate market price equal to twice the exercise price of the rights.

NOTE 11 TRUST UNIT INCENTIVE RIGHTS PLAN

Pursuant to a Trust Unit Incentive Plan dated December 17, 1996 and amended February 1, 1998 (the "Plan"), employees and directors may be granted options to acquire Units of the Trust. The exercise price for each option was the market price of the Units at the time the option was granted. Options granted prior to February 1, 1998 vested immediately, while options granted on or after February 1, 1998 vest in one-third increments on the first, second and third anniversaries of their grant. The maximum term for each grant of options is five years. This Plan was terminated in 2001 and replaced with a new Trust Unit Incentive Rights Plan ("Rights Plan").

Under the Rights Plan, employees and directors may be granted rights to purchase Units of the Trust. The initial exercise price of rights granted under the Rights Plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. The exercise price is to be adjusted downwards from time to time by the amount, if any, that distributions to Unitholders in any calendar quarter exceed a percentage of APF's net book value of property, plant and equipment, as determined by the Trust.

During the year, there were no options (276,723 in 2001) granted to employees or directors to purchase trust units pursuant to the Plan.

A summary of the status of the Plan as of December 31, 2002 is as follows:

Trust Unit Options	2002 Units	2002 Weighted average price $	2001 Units	2001 Weighted average price $
Outstanding – Beginning of year	330,540	9.32	221,407	8.38
Granted	–	–	276,723	9.94
Exercised	(58,677)	9.05	(112,423)	8.81
Forfeited	(27,834)	11.62	(55,167)	9.61
Outstanding – End of year	244,029	9.13	330,540	9.32
Options exercisable – End of year	76,488	8.72	5,704	8.17

The following table summarizes options information under the Plan outstanding at December 31, 2002:

Range of Exercise prices $	Number outstanding December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable December 31, 2002	Weighted average price $
7.00 – 7.99	42,568	2.18	7.15	17,902	7.15
8.00 – 9.00	18,232	1.25	8.04	17,398	8.00
9.01 – 10.00	183,229	3.16	9.70	41,188	9.70
	244,029		9.13	76,488	8.72

During the year, the Trust granted 441,233 rights (Nil in 2001) under the Rights Plan to employees and directors to purchase trust units at prices ranging from $9.73 to $10.80 per trust unit. Of these, 56,400 are subject to regulatory approval.

A summary of the Rights Plan at December 31, 2002 is as follows:

Trust Unit Rights	2002 Number of rights	2002 Weighted average price $
Balance – Beginning of year	–	–
Granted	441,233	9.86
Exercised	(2,500)	9.73
Cancelled	(9,400)	9.73
Balance before reduction of exercise price	429,333	9.86
Reduction of exercise price	–	0.49
Balance – End of year	429,333	9.37

The following table summarizes information about the Rights Plan as at December 31, 2002:

Average exercise price at grant date $	Average adjusted exercise price $	Number of rights outstanding	Remaining contractual life of right (years)	Number of rights exercisable
9.86	9.37	429,333	9.24	–

NOTE 12 INCOME TAXES

Energy and the LP have approximately $60.4 million of unused tax pools at December 31, 2002 ($33.5 million – December 31, 2001) available to be used to offset future taxable income subject to certain restrictions of the *Income Tax* Act.

Energy had approximately $15.3 million in non-capital losses at December 31, 2002 ($14.6 million – December 31, 2001) of which $2.1 million expire in 2006 and the remainder through 2009.

The Unitholders are responsible for their own income taxes. Distributions are a combination of taxable income and a return of capital in the year received.

	2002 $	2001 $
Income before income taxes	4,634,834	13,319,120
Statutory tax rate	43.50%	43.95%
Expected tax provision	2,016,153	5,853,753
Effect on income tax of:		
Net income of the Trust	(12,602,796)	(11,234,778)
Resource allowance	(595,472)	(211,474)
Non-deductible crown charges	47,436	32,245
Internalization of management contract	3,174,336	–
Capital tax	827,064	386,726
Provision for future income taxes	(7,133,279)	(5,173,528)
The future tax recorded on the balance sheet results from		
Capital assets in excess of tax value	46,282,019	35,838,224
Future tax losses that are likely to be utilized	(6,657,334)	(6,407,918)
	39,624,685	29,430,306

The Trust has $5,524,073 of capital loss to be used against any capital gain.

During 2002 there was $nil taxable income in the Trust (2001 – $nil).

Distributions paid are deducted from taxable income only to the extent needed to reduce taxable income in the Trust to zero. Generally, the distributions deducted for the Trust tax return are taxable income to the Unitholders.

Taxable income of the Trust is comprised of income from royalty, adjusted for crown royalties and resource allowance, less deductions for Canadian oil and natural gas property expense (COGPE), which is claimed at a rate of 10% on a declining balance basis and issue costs which are claimed at 20% per year on a straight-line basis. Any losses that occur in the Trust must be retained in the Trust and may be carried forward and deducted from taxable income for a period of seven years. The COGPE during 2002 and 2001 resulted from the purchase of royalty interests.

The amount of COGPE and issue costs remaining in the Trust are as follows:

	2002		2001	
	Per Trust Unit $	Amount $	Per Trust Unit $	Amount $
COGPE	4.08[1]	93,627,423	4.87	67,554,268
Issue costs	0.22	5,083,457	0.30	5,223,417
	4.30	98,710,880	4.90	72,777,685

(1) Per Trust Unit amount is based on the actual number of Trust Units outstanding at year end of 22,942,417, inclusive of units reserved for issuance (2001 – 15,583,880).

NOTE 13 RELATED PARTY TRANSACTIONS

The Manager managed the business of APF pursuant to a management agreement. Fees payable to the Manager for management, advisory and administrative services included a fee equal to 3.5% of Net Production Revenue and structuring fees of 1.5% on both the purchase price of acquisitions and on the net proceeds of dispositions. In 2002, fees paid or payable to Manager on Net Production Revenues were $1,976,054 (2001 – $1,503,291) and structuring fees were $1,021,610 (2001 – $1,552,295). Structuring fees were accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of oil and natural gas properties.

During the year, Energy reimbursed the Manager $2,294,470 (2001 – $2,247,681) for general and administrative expenses incurred on a cost recovery basis. These amounts are included in general and administrative expenses. In addition, Energy also acquired certain non-oil and gas business assets from the Manager for $850,000.

The Manager, through its ownership of 100% of the shares of APF, was entitled to receive 1% of the royalty income derived from the Properties. The 1% minority interest is included as an expense in the consolidated statement of operations. The amounts were $403,369 for 2002 and $348,984 for 2001.

The external management structure and all related management, acquisition and disposition fees, as well as the right to the 1% royalty were eliminated December 31, 2002 (see note 8).

NOTE 14 FINANCIAL INSTRUMENTS

APF is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Derivative instruments are used by APF to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.

The fair values of financial instruments that are included in the balance sheet, including long-term borrowings, approximate their carrying amount due to the short-term maturity of those instruments and the floating prime rate applied to long-term borrowings.

A substantial portion of APF's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks.

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financially sound counterparties. The following contracts were outstanding as at December 31, 2002. Based on estimated market values at December 31, 2002, had the contracts been settled at that time, APF would incur a cost of $2.6 million.

Term	Commodity	Type of contract	Average daily quantity	Average contract price	Price index
Jan. to Mar. 2003	Crude oil	Collar	1,700 bbls	US$24.82 to US$27.85	WTI
Jan. to Mar. 2003	Crude oil	Fixed price	1,200 bbls	US$29.25	WTI
Apr. to June 2003	Crude oil	Fixed price	1,833 bbls	US$26.46	WTI
July to Sept. 2003	Crude oil	Fixed price	667 bbls	US$26.46	WTI
Jan. to Mar. 2003	Natural gas	Collar	2,000 GJ	C$4.00 to C$7.80	AECO
Jan. to Dec. 2003	Natural gas	Fixed price	1,000 GJ	C$5.80	AECO

At December 31, 2002, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount	Interest rate
Jan. to May 2003	$10,000,000	3.40% plus stamping fee
Jan. to Nov. 2003	$20,000,000	3.94% plus stamping fee

The estimated market value of these interest rate contracts at December 31, 2002, had they been settled at that time, would be a cost of $0.2 million.

NOTE 15 SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	2002 $	2001 $
Cash payments related to certain items		
Cash payments		
Interest	2,842,585	3,265,931
Distributions to minority interests	414,776	337,877
Distributions to Unitholders	36,539,143	36,543,928
Capital taxes	2,164,850	576,829

During the year, 3,385,510 Trust Units were issued as partial consideration for the Kinwest Acquisition (2001 – 901,599 for the acquisition of Alliance).

NOTE 16 CONTINGENCIES AND COMMITMENTS

a) APF has lease commitments relating to office buildings. The estimated annual operating lease rental payments for the buildings will be $0.5 million in 2003 through 2005, $0.6 million in 2006 and $0.9 million in 2007 and 2008, the remaining term of the leases.

b) APF is involved in certain legal actions that occurred in the ordinary course of business. Management is of the opinion that losses, if any, arising from such legal actions would not have a material effect on these financial statements.

NOTE 17 SUBSEQUENT EVENTS

Acquisition of Hawk Oil Inc.

Effective February 5, 2003, APF acquired all of the issued and outstanding shares of Hawk Oil Inc. ("Hawk"). The purchase price of approximately $48.0 million was satisfied by a cash payment of $2.8 million, the issuance of 3.9 million Trust Units and the assumption of Hawk's bank debt of $9.0 million.

Offer to Purchase Nycan Energy Corp.

On March 10, 2003, APF entered into an agreement to make an offer to purchase all of the issued and outstanding shares of Nycan Energy Corp. ("Nycan") for $2.075 per share in cash. If accepted by holders of all of the Nycan shares, the offer will result in payment of approximately $36.86 million in cash and the assumption of Nycan's bank debt of approximately $7.9 million.

Agency Agreement and Prospectus Filing

APF and the Agents entered into an Agency Agreement pursuant to which the Agents agreed to offer and the Trust agreed to issue and sell up to 5,300,000 Trust Units at a price of $10.40 per Trust Unit. Closing of the offering and the issue of 5,300,000 Trust Units took place on April 2, 2003. The estimated net proceeds from the offering, after deducting expenses of the issue and after Agents' commissions will be in the amount of $52,114,000 and will be used to fund the acquisition of Nycan and repay debt.

FIVE-YEAR REVIEW

	2002	2001	2000	1999	1998
Average Daily Production					
Oil (bbl/d)	5,307	3,167	1,152	1,104	833
Natural gas (mcf/day)	18,488	15,391	13,449	13,656	15,219
NGLs (bbls/day)	144	100	254	274	303
Total (boe/day)	8,532	5,832	3,648	3,654	3,673
Annual (mboe)	3,114	2,129	1,335	1,334	1,340
Commodity Sales Prices (pre-hedge)					
Oil ($/bbl)	35.82	32.20	42.67	26.72	17.19
Natural gas ($/mcf)	3.78	5.25	4.89	2.44	1.96
NGLs ($/bbl)	25.15	30.97	35.96	18.19	16.24
Average ($/boe)	30.91	31.87	34.01	18.56	13.36
Commodity Sales Prices (post-hedge)					
Oil ($/bbl)	33.66	33.64	41.40	25.00	18.18
Natural gas ($/mcf)	3.83	4.94	4.72	2.36	2.04
NGLs ($/bbl)	25.15	30.97	35.96	18.19	16.24
Average ($/boe)	29.65	31.94	32.98	17.74	13.92
Established (proved plus risked probable) Reserves					
Crude oil & NGLs (mbbl)	20,608	13,545	5,648	6,216	7,880
Natural gas (mmcf)	68,290	50,984	46,364	41,366	46,386
Total (mboe)	31,989	22,042	13,375	13,110	15,611
Income Statement ($000)					
Revenue					
Oil and natural gas sales	92,345	68,039	44,047	23,685	18,669
Other income	1,676	1,886	928	1,022	999
	94,021	69,924	44,974	24,707	19,668
Expenses					
Crown royalties	10,905	7,236	4,405	1,899	1,732
Non-crown royalties	7,802	6,128	4,125	1,999	1,587
Operating costs	19,748	13,086	8,021	7,300	6,541
G&A	4,635	3,360	1,844	1,133	921
Management fees	1,976	1,503	993	465	337
Interest	2,834	3,048	1,882	1,955	2,079
Taxes	1,901	1,172	164	98	122
Depletion and depreciation	30,200	19,779	7,175	7,383	7,813
Site restoration	2,087	1,293	904	641	552
	82,088	56,605	29,514	22,872	21,685
Net income (after unusual items)	11,365	18,144	14,075	(4,822)	(2,183)
Bank debt	88,000	59,250	25,736	33,171	23,823
Economics ($/boe)					
Average oil & gas sales price (net of hedging)	29.65	31.94	32.98	17.74	13.92
Other income	0.54	0.89	0.69	0.77	0.75
Net selling price	30.19	32.85	33.68	18.50	14.66
Royalties	6.01	6.28	6.39	2.92	2.48
Operating costs	6.35	6.15	6.01	5.47	4.88
Netbacks	17.83	20.42	21.28	10.11	7.31
General & administrative costs	1.49	1.58	1.38	0.85	0.69
Management fees	0.63	0.71	0.74	0.35	0.25
Interest	0.91	1.43	1.41	1.47	1.55
Taxes	0.61	0.55	0.12	0.07	0.09
Site restoration	0.05	0.19	0.03	0.17	0.12
Cash flow from operations	14.14	15.97	17.59	7.20	4.60
Units Outstanding (000)					
Year-end	22,942	15,584	7,139	5,890	5,890
Average	20,470	12,578	6,888	5,890	3,774
Market					
High ($)	11.19	13.40	10.40	9.70	9.75
Low ($)	9.00	8.75	7.00	7.25	7.65
Close ($)	9.79	9.85	9.75	8.10	8.00
Average daily volume	68,700	46,500	10,000	9,500	4,900

OFFICERS

Martin Hislop – Chief Executive Officer; Director

Mr. Hislop is a chartered accountant with more than 24 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. Prior to founding the predecessor of APF Energy in September 1994, Mr. Hislop was the President and CEO of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the amalgamation of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Energy Trust has generated an internal rate of return of 21%, placing the Trust among industry leaders.

Steven Cloutier – President and Chief Operating Officer; Director

Mr. Cloutier has more than 15 years' combined experience in oil and gas, corporate finance, mergers and acquisitions, and law. Since participating in the formation of APF Energy Trust in 1996, Mr. Cloutier has been responsible for the co-ordination of day-to-day operations of the business, and has been directly involved in oil and gas transactions worth more than $400 million. Prior to co-founding APF Energy with Mr. Hislop, Mr. Cloutier practiced law in Toronto with a medium-sized firm specializing in corporate finance and secured lending. Before that, Mr. Cloutier worked in the investment industry (1986-87). Mr. Cloutier is a graduate of the University of Victoria (Law) and McGill University (Labour Relations).

Bonnie Nicol – Vice President, Operations

Ms. Nicol is a professional engineer with 18 years' experience in the petroleum industry, and a broad range of expertise in operations, optimization and evaluations. Prior to joining APF in early 1998, Ms. Nicol was responsible for the Provost and Saskatchewan business unit of Northstar Energy Corporation, a senior oil and gas producer. Since graduating from the University of Alberta with a degree in chemical engineering, Ms. Nicol has assumed roles of increasing responsibility at several oil and gas companies. As the leader of the operations team, Ms. Nicol oversees a production base of more than 13,000 boe per day, and a technical staff which operates more than 90% of its production.

R. Kenneth Pretty – Vice President, Corporate Development & Land

Mr. Pretty is a professional landman with 21 years' experience in the oil and gas industry. After graduating with an economics degree from the University of Calgary, Mr. Pretty joined Norcen Energy's land department, where he was exposed to a broad range of mandates over a 12-year period. Mr. Pretty joined Amerada Hess in the mid-1990s in a senior land and business development position, and remained with the company following it's acquisition by Petro-Canada. In 1997, Mr. Pretty moved to Newport Petroleums as Vice President, Land, and later became Vice President, Business Development when Newport was acquired by Hunt Oil Company in 2000. He joined APF in mid-2001 and since then has been responsible for the identification, evaluation and execution of all acquisition and divestiture activities, as well as the coordination of the land function.

Alan MacDonald – Vice President, Finance

Mr. MacDonald is a chartered accountant with more than 22 years' experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Most recently, he was Vice President, Finance of Due West Resources Inc., a private oil and gas company. In his position, Mr. MacDonald leads the team that is responsible for all financial and administrative functions for APF Energy Trust.

John Ewing – Vice President, GeoScience

Mr. Ewing is a professional geologist with more than 25 years of experience in the oil and gas industry. Following graduation with an honours degree in earth sciences from the University of Waterloo in 1978, Mr. Ewing began his career with Husky Oil. After technical and managerial positions at several oil and gas companies, Mr. Ewing joined Tethys Energy Inc. as Vice President, Exploration in 1996, where he oversaw the exploration program, which contributed to the growth of the company from 650 boe/d in late 1996 to 3,400 boe/d in the beginning of 2000. Prior to joining APF, Mr. Ewing was President of a private resources and consulting firm. In his position, Mr. Ewing is responsible for overseeing the geological and geophysical aspects of APF Energy Trust.

DIRECTORS

In addition to **Martin Hislop** and **Steve Cloutier** who are officers and directors of APF, the independent directors are:

Don Engle – Independent Director & Chairman of the Board

Board Committees: Audit; Reserves; Compensation

Mr. Engle has been President of Sapphire Resources Ltd., a private oil and gas consulting company since 1985. From 2001 to the present he has been Vice President and Director of Stag Valley Management Ltd. a company that manages private drilling funds. From 1996 to May 2000, Mr. Engle was also President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on the Toronto Stock Exchange. In addition to his membership on the APF Board, Mr. Engle sits on the Board of Directors of Canscot Resources Ltd., which is listed on the TSX Venture Exchange. Mr. Engle is a professional landman, with more than 34 years of experience in the petroleum industry.

Daniel Mercier – Independent Director

Board Committees: Compensation

Mr. Mercier is a professional engineer with a wealth of experience in the operation, management and capitalization of oil and gas companies. Mr. Mercier has been Vice President, Operations for SOCO International plc, a publicly traded United Kingdom corporation engaged in international oil and natural gas exploration and production since September, 1998. Prior to that, he was Chairman, Chief Executive Officer and a Director of Territorial Resources, Inc., an oil and gas exploration company which merged with SOCO. From January of 1996 to March of 1996, Mr. Mercier was employed by Chancellor Energy Resources Inc. as Chief Operating Officer to assist with the sale of the company to HCO Energy Ltd. Prior to January of 1996, he was President and Chief Executive Officer of Canadian Conquest Explorations Inc.

William Dickson – Independent Director

Board Committees: Audit; Reserves

Mr. Dickson brings to APF Energy Trust more than 40 years' of technical, management and public company experience in the oil and gas industry. He is active as principal of Arlyn Enterprises Ltd., a private lubricants company, and serves on the Boards of APF Energy Trust, Murias Energy Corporation and IMS Petroleum Ltd. Previously, he has held senior executive or operating positions with Myriad Energy Corporation, 3D Reclamation Inc., Stampeder Exploration Ltd. and Ultramar Oil and Gas Ltd.

CORPORATE INFORMATION

HEAD OFFICE

2100, 144 – Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
E-mail: invest@apfenergy.com
www.apfenergy.com

DIRECTORS AND OFFICERS

Don Engle
Independent Director and
Chairman of the Board(1)(2)(3)

William Dickson
Independent Director(1)(3)

Daniel Mercier
Independent Director(2)

Martin Hislop
Director(1)
Chief Executive Officer

Steven Cloutier
Director, President and Chief Operating Officer

Alan MacDonald
Vice President, Finance

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President, Corporate Development and Land

John Ewing
Vice President, GeoScience

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Reserves Committee

FIELD OFFICE

400 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

LEGAL COUNSEL

Parlee McLaws, LLP

BANK

National Bank of Canada

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.

TRUSTEE, REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

AUDITORS

PricewaterhouseCoopers LLP

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: AY.UN

THE APF TEAM

Beaudry, Jesse
Bilben, Julie-Anne
Boston, Angela
Boyle, Sheila
Brown, Sandra
Cartwright, Ryan
Cherniwchan, Barry
Clark, Melissa
Cloutier, Steve
Cu, Freddie
Davies, Mike
Doherty, Eugene
Donais, Gwen
Etcheverry, Bob
Ewing, John
Faryna, Kevin
Gardner, Naomi
Gilchrist, Margaret
Green, Naomi
Guse, Jane
Guterson, Christina
Heather, Murray
Himmelspach, Darcy
Hislop, Martin
Hudson, Leora
Ilett, Kim
James, Rick
Kolakovic, Almira
MacDonald, Alan
MacMahon, Gordon
Mah, Mary Jane
Morris, Pat
Newman, Kevan
Nicol, Bonnie
Palacz, Chris
Palma, Elizabeth
Piekarska, Violetta
Polay, Karen
Ponto, Mike
Pretty, Ken
Radulescu, Simona
Rampersaud, Heather
Rice, Paula
Ryan, Murray
Schindel, Butch
Schlichenmayer, Pat
Skjonsby, Brian
Skjonsby, Merlin
Snyder, Dave
Stephens, John
Sylvestre, Reg
Tan, Selina
Thompson, Jason
Vrooman-Robertson, Marilyn
Ward, Don
Wilshusen, Bob
Wu, Dilia
Young, Lisa

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit
bbl	barrel
bbls	barrels
bbl/d	barrels per day
boe	barrels of oil equivalent (6 mcf = 1 bbl)
boe/d	barrels of oil equivalent per day
Established Reserves	proved reserves plus one-half probable reserves
mbbl	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousands of cubic feet per day
mmcf	million cubic feet
mmcf/d	millions of cubic feet per day
mmbtu	million British thermal units (1 mmbtu = 1 mcf)
NGL	natural gas liquids
NPV	net present value

DISCLAIMER

Certain statements in this material are "forward-looking statements" including outlook on oil and gas prices, royalty rates, operating expenses, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involving the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF Energy Trust and APF Energy Inc. These risks include, but are not limited to: the risks of the oil and gas industry (e.g., operational risks in exploration for, development and production of crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); risks in conducting foreign operations (e.g., political and fiscal instability in nations where APF Energy does business); the possibility that government policies may change or governmental approvals may be delayed or withheld; and price and exchange rate fluctuations. These and other risks are described in APF Energy's reports that are on file with Canadian securities regulatory authorities. Any offering of Trust units may only be made under a prospectus. Any Trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

produced by **ion** communications


APF ENERGY TRUST

2100, 144 Fourth Avenue SW, Calgary, AB T2P 3N4

Tel (403) 294-1000

Toll Free (800) 838-9206

Fax (403) 294-1074

E-mail: invest@apfenergy.com

www.apfenergy.com

Exemption # 82-5166

03 MAY 22 AM 7:21


SEC MAIL
RECEIVED
PROCESSING
MAY 21 2003
WASH. D.C.
155
SECTION

APF ENERGY TRUST
(the "Trust")

Instrument of Proxy

For the Annual General and Special Meeting of Unitholders

The undersigned holder of trust units ("Units") of the Trust hereby appoints Martin Hislop, Chief Executive Officer and a director of APF Energy Inc. ("APF Energy") of the City of Calgary, in the Province of Alberta, or, failing him, Steven Cloutier, Secretary, President, Chief Operating Officer and a director of APF Energy of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ___________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual General and Special Meeting (the "Meeting") of the Unitholders of the Trust, to be held on June 11, 2003, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the selection of six (6) Directors of APF Energy and to fix the number of Directors for the forthcoming year at six, as specified in the Information Circular - Proxy Statement of the Trust dated May 12 , 2003;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the Board of Directors of APF Energy to fix the remuneration of the auditors;

3. **FOR** ☐ **or AGAINST** ☐ a resolution to approve the re-appointment of Computershare Trust Company of Canada as trustee of the Trust for the ensuing year, as more particularly described in the Information Circular – Proxy Statement of the Trust dated May 12 , 2003;

4. **FOR** ☐ **or AGAINST** ☐ a resolution approving and ratifying the issuance of rights under the Trust Unit Incentive Rights Plan of the Trust, to the extent the rights were granted in excess of the authorized maximum under the Plan, as more particularly described in the Information Circular – Proxy Statement of the Trust dated May 12, 2003;

5. **FOR** ☐ **or AGAINST** ☐ a resolution approving the increase in the maximum number of Trust Units issuable under the Trust Unit Incentive Rights Plan of the Trust, as more particularly described in the Information Circular – Proxy Statement dated May 12 , 2003;

6. **FOR** ☐ **or AGAINST** ☐ a special resolution to amend the royalty agreement between APF Energy and Computershare Trust Company of Canada as trustee of the Trust, to delete certain criteria relating to future acquisitions by APF Energy, as more particularly described in the Information Circular – Proxy Statement dated May 12, 2003;

7. **FOR** ☐ **or AGAINST** ☐ a resolution ratifying, confirming and approving the implementation by the Trust of a Unitholders' Rights Plan, as more particularly described in the Information Circular – Proxy Statement dated May 12, 2003;

8.. **FOR** ☐ **or AGAINST** ☐ a special resolution to terminate the Unanimous Shareholder Agreement between APF and the Trust;

9. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxyholder, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited by the management of APF Energy on behalf of the Trust, pursuant to authority delegated to it by the Trust. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2003.

____
Signature of Unitholder

____
Name of Unitholder - (please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y2 not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that Meeting.

Exemption # 82-5166

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 73 of the *Securities Act* (Quebec), Section 76(2) of the *Securities Act* 1990 (Newfoundland).

1. **Reporting Issuer:**

APF Energy Trust

Address: 2100, 144 – 4th Avenue SW
Calgary, Alberta T2P 3N4

2. **Date of Material Change:**

April 28, 2003

3. **Publication of the Material Change:**

News Release issued: April 24, 2003
Canada Newswire

4. **Summary of Material Change:**

APF Energy Inc. ("APF") has acquired all of the outstanding shares of Nycan Energy Corp. ("Nycan") in accordance with the offer of APF, APF Energy Trust and 1036655 Alberta Ltd. (collectively, the "Offeror") to purchase all of the Common Shares of Nycan dated March 18, 2003 (the "Offer").

5. **Full Description of Material Change:**

On April 28, 2003, APF acquired 16,483,126 Common Shares of Nycan in accordance with the Offer, representing approximately 99.5% of Nycan's Common Shares outstanding for $2.075 per share. In addition, on April 29, 2003, APF sent a notice to all remaining shareholders of Nycan pursuant to the compulsory acquisition provisions of the *Business Corporations Act* (Alberta) and has paid to Nycan the consideration that APF would have had to pay if all holders of Common Shares of Nycan had accepted the Offer. Accordingly, APF has become the holder of all the outstanding Nycan Common Shares.

6. **Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):**

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officer:

Martin Hislop
Chief Executive Officer
APF Energy Inc.
2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 29th day of April, 2003.

Per: Signed "Martin Hislop"
Martin Hislop
Chief Executive Officer
APF Energy Inc., on behalf of
APF Energy Trust

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exemption # 82-5166



530-8th Avenue S.W., Calgary, AB T2P 3S8 (403) 267-6800 Fax: (403) 267-6529

May 16, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We confirm that the following material was sent by pre-paid mail on May 15, 2003 to the registered holders of the subject trust units:

1. Notice of Meeting/Information Circular
2. Proxy
3. Supplemental Mail List Card
4. Proxy Return Envelope

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald